UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2017
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2017

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Revenues	513,923	587,619	1,057,428	1,228,727
Voyage expenses	(40,640)	(28,299)	(91,437)	(59,889)
Vessel operating expenses	(207,784)	(205,655)	(399,044)	(421,516)
Time-charter hire expense	(30,689)	(38,314)	(69,461)	(77,917)
Depreciation and amortization	(142,741)	(141,079)	(285,771)	(285,236)
General and administrative expenses	(29,541)	(29,871)	(60,979)	(62,838)
Asset impairments (note 6a)	(1,500)	(43,649)	(1,500)	(43,649)
Loss on sale of vessels, equipment and other operating assets (note 6b)	(12,742)	(18,956)	(17,169)	(46,575)
Restructuring charges (note 11)	—	(5,818)	(2,176)	(19,804)
Income from vessel operations	48,286	75,978	129,891	211,303
Interest expense	(74,383)	(73,255)	(144,738)	(145,458)
Interest income	1,536	1,042	3,017	2,364
Realized and unrealized losses on non-designated derivative instruments (note 13)	(30,570)	(89,272)	(37,045)	(196,893)
Equity (loss) income (note 6c)	(47,984)	37,219	(37,637)	52,636
Foreign exchange loss (note 7 and 13)	(17,342)	(15,157)	(20,246)	(25,671)
Other loss	(759)	(21,436)	(464)	(21,286)
Net loss before income taxes	(121,216)	(84,881)	(107,222)	(123,005)
Income tax expense (note 14)	(3,527)	(1,423)	(6,546)	(2,499)
Net loss	(124,743)	(86,304)	(113,768)	(125,504)
Less: Net loss (income) attributable to non-controlling interests	44,591	8,495	(11,640)	(1,088)
Net loss attributable to the shareholders of Teekay Corporation	(80,152)	(77,809)	(125,408)	(126,592)
Per common share of Teekay Corporation (note 15)
• Basic loss attributable to shareholders of Teekay Corporation	(0.93)	(1.14)	(1.45)	(1.81)
• Diluted loss attributable to shareholders of Teekay Corporation	(0.93)	(1.14)	(1.45)	(1.81)
• Cash dividends declared	0.0550	0.0550	0.1100	0.1100
Weighted average number of common shares outstanding (note 15)
• Basic	86,259,207	72,945,635	86,217,567	72,844,031
• Diluted	86,259,207	72,945,635	86,217,567	72,844,031
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Net loss	(124,743)	(86,304)	(113,768)	(125,504)
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on marketable securities	16	(25)	700	10
Unrealized loss on qualifying cash flow hedging instruments	(2,795)	(12,547)	(3,585)	(38,193)
Pension adjustments, net of taxes	(57)	209	(112)	431
Foreign exchange gain (loss) on currency translation	19	(44)	411	87
Amounts reclassified from accumulated other comprehensive loss relating to:
Realized loss on qualifying cash flow hedging instruments
To interest expense (note 13)	706	—	762	—
To equity income	139	892	983	1,821
Other comprehensive loss	(1,972)	(11,515)	(841)	(35,844)
Comprehensive loss	(126,715)	(97,819)	(114,609)	(161,348)
Less: Comprehensive loss (income) attributable to non-controlling interests	46,069	16,947	(10,243)	23,914
Comprehensive loss attributable to shareholders of Teekay Corporation	(80,646)	(80,872)	(124,852)	(137,434)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share and per share amounts)

	As at June 30, 2017	As at December 31, 2016
	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	600,881	567,994
Restricted cash	108,535	107,672
Accounts receivable, including non-trade of $31,636 (2016 – $33,924) and related party balance of $10,513 (2016 – $26,471)	252,627	295,357
Assets held for sale	23,900	61,282
Net investment in direct financing leases (note 5)	15,282	154,759
Prepaid expenses and other (note 13)	79,327	94,370
Total current assets	1,080,552	1,281,434
Restricted cash - non-current	105,342	129,576
Vessels and equipment (note 7)
At cost, less accumulated depreciation of $3,525,857 (2016 – $3,294,021)	7,459,681	7,666,975
Vessels under capital leases, at cost, less accumulated amortization of $79,037 (2016 – $69,072) (note 5)	674,771	484,253
Advances on newbuilding contracts and conversion costs (note 9a)	1,082,277	987,658
Total vessels and equipment	9,216,729	9,138,886
Net investment in direct financing leases - non-current (note 5)	638,564	505,835
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 3%	322,061	292,209
Equity-accounted investments (note 6c and 9b)	978,266	1,010,308
Other non-current assets (note 13)	169,822	190,699
Intangible assets – net	82,466	89,175
Goodwill	176,630	176,630
Total assets	12,770,432	12,814,752
LIABILITIES AND EQUITY
Current
Accounts payable	47,800	53,507
Accrued liabilities and other (notes 11 and 13)	402,039	403,685
Current portion of derivative liabilities (note 13)	103,118	115,813
Current portion of long-term debt (note 7)	1,299,806	998,591
Current obligation under capital leases	95,355	40,353
Current portion of in-process revenue contracts	27,984	34,511
Total current liabilities	1,976,102	1,646,460
Long-term debt (note 7)	5,273,116	5,640,955
Long-term obligation under capital leases	574,484	352,486
Derivative liabilities (note 13)	378,446	415,041
In-process revenue contracts	75,900	88,179
Other long-term liabilities (note 9d and 14)	328,823	333,236
Total liabilities	8,606,871	8,476,357
Commitments and contingencies (notes 5, 7, 9, and 13)
Redeemable non-controlling interest (note 9e)	249,778	249,102
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 86,259,246 shares outstanding and issued (2016 – 86,149,975)) (note 8)	890,779	887,075
(Accumulated deficit) retained earnings	(75,882)	22,893
Non-controlling interest	3,108,941	3,189,928
Accumulated other comprehensive loss	(10,055)	(10,603)
Total equity	3,913,783	4,089,293
Total liabilities and equity	12,770,432	12,814,752
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2017	2016
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(113,768)	(125,504)
Non-cash items:
Depreciation and amortization	285,771	285,236
Amortization of in-process revenue contracts	(13,357)	(14,432)
Unrealized (gain) loss on derivative instruments	(45,128)	82,807
Loss on sale of vessels, equipment and other operating assets (note 6)	17,169	46,575
Asset impairments (note 6)	1,500	43,649
Equity loss (income), net of dividends received	65,915	(44,972)
Income tax expense	6,546	2,499
Unrealized foreign exchange loss and other	74,271	62,122
Change in operating assets and liabilities	21,461	(14,570)
Expenditures for dry docking	(18,639)	(15,905)
Net operating cash flow	281,741	307,505
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	461,095	1,147,647
Prepayments of long-term debt	(132,920)	(1,068,937)
Scheduled repayments of long-term debt (note 7)	(451,072)	(496,034)
Decrease in restricted cash	20,723	34,681
Net proceeds from equity issuances of subsidiaries (note 4)	8,521	168,752
Net proceeds from equity issuance of Teekay Corporation	—	96,163
Distributions paid from subsidiaries to non-controlling interests	(63,803)	(62,403)
Cash dividends paid	(9,493)	(8,003)
Other financing activities	(21,232)	(9,233)
Net financing cash flow	(188,181)	(197,367)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(365,903)	(269,109)
Proceeds from sale of vessels and equipment	59,935	149,582
Proceeds from sale-lease back of vessels	297,230	179,434
Investment in equity-accounted investments	(31,680)	(56,578)
Advances to joint ventures and joint venture partners	(32,469)	(13,536)
Other investing activities	12,214	11,385
Net investing cash flow	(60,673)	1,178
Increase in cash and cash equivalents	32,887	111,316
Cash and cash equivalents, beginning of the period	567,994	678,392
Cash and cash equivalents, end of the period	600,881	789,708
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	(Accumulated Deficit) Retained Earnings $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $	Redeemable Non- controlling Interest $
Balance as at December 31, 2016	86,150	887,075	22,893	(10,603)	3,189,928	4,089,293	249,102
Net (loss) income			(125,408)		11,640	(113,768)
Reclassification of redeemable non-controlling interest in net income					(12,670)	(12,670)	12,670
Other comprehensive income (loss)				556	(1,397)	(841)
Dividends declared			(9,457)		(63,255)	(72,712)	(13,206)
Reinvested dividends	1	2				2
Employee stock compensation and other (note 8)	108	3,702				3,702
Dilution gains on equity issuances of subsidiaries (note 4)			36,090			36,090
Changes to non-controlling interest from equity contributions and other				(8)	(15,305)	(15,313)	1,212
Balance as at June 30, 2017	86,259	890,779	(75,882)	(10,055)	3,108,941	3,913,783	249,778
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2016, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 12, 2017. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2017, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period relating to certain operating activities in the Company's consolidated statements of cash flows.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue from contracts of affreightment (or CoA) whereby revenue will be recognized over the voyage until discharge is complete, instead of over the voyage until tendering notice for the next voyage. This will result in all revenue being fully recognized upon discharge of cargo whereas currently revenue recognition extends into the period the vessel returns to the oil field. This change may result in revenue being recognized earlier which may cause additional volatility in revenue and earnings between periods. In addition, the Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue for voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This would result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. In addition, the Company expects that the adoption of ASU 2014-09 will result in a change in the timing of the recognition of voyage expenses incurred during the period from discharge of the prior voyage to loading of the current voyage. The Company’s current policy is to expense such costs as incurred, and following adoption of ASU 2014-09 it is expected such costs will be deferred and amortized over the load-to-discharge period. The Company expects that these principles will also be applied to voyage charters that are included in revenue sharing arrangements and, consequently, a portion of the Company’s monthly net revenue allocation from these revenue sharing arrangements will be deferred and recognized in future months. These changes will result in revenue and voyage expenses being recognized later than under the Company’s existing revenue and expense recognition policies, which may cause additional volatility in revenue and earnings between periods. The Company is in the final stages of completing its assessment of ASU 2014-09 and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company expects to adopt ASU 2016-02 on January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases and office leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these charters and office leases, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessels and office leases are expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. The Company is in the final stages of completing its assessment of ASU 2016-02, and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The Company adopted ASU 2016-09 on January 1, 2017 and the impact was immaterial. This new accounting guidance changed the presentation of cash payments for tax withholdings on share-settled equity awards from an operating cash outflow to financing cash outflow on the Company's statements of cash flows, and this change was applied retrospectively.
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statements of cash flows. This update is effective for the Company on January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Company on January 1, 2018.  Adoption of ASU 2016-18 will result in the Company’s statements of cash flows to be modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In January 2017, the FASB issued Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01). ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Early adoption is allowed. If the adoption of ASU 2017-01 is completed prior to the closing of Teekay Tankers' merger with TIL (see note 6c), this acquisition is expected to be accounted for as an asset acquisition, otherwise the acquisition is expected to be accounted for as a business combination. Unlike a business combination, no goodwill or bargain purchase gain is recognized as part of an asset acquisition.

3.	Segment Reporting
The Company allocates capital and assesses performance both from the separate perspectives of its three publicly-traded subsidiaries Teekay Offshore Partners L.P. (or Teekay Offshore), Teekay LNG Partners, L.P. (or Teekay LNG), and Teekay Tankers Ltd. (or Teekay Tankers) (together, the Daughter Companies) and Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Companies and Teekay Parent (the Legal Entity approach) and its segments are presented accordingly on this basis. The Company has four primary lines of business: (1) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), (2) offshore production (floating production, storage and off-loading (or FPSO) units), (3) liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers) and (4) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes results for the Company’s revenues by segment for the three and six months ended June 30, 2017 and 2016:

	Revenues
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Teekay Offshore
Offshore Logistics(1)	151,080	155,095	310,527	320,205
Offshore Production	110,247	124,715	223,102	257,499
Conventional Tankers(1)	3,465	4,654	7,301	13,468
	264,792	284,464	540,930	591,172

Teekay LNG
Liquefied Gas Carriers(1)	89,431	84,497	178,378	163,082
Conventional Tankers	11,473	14,744	23,706	31,930
	100,904	99,241	202,084	195,012

Teekay Tankers(2)
Conventional Tankers(1)	108,789	145,738	239,274	317,047

Teekay Parent
Offshore Production	48,173	58,600	92,515	113,806
Conventional Tankers(1)	1,757	9,534	3,924	23,584
Other	15,565	14,970	27,422	43,440
	65,495	83,104	123,861	180,830

Eliminations and other	(26,057)	(24,928)	(48,721)	(55,334)
	513,923	587,619	1,057,428	1,228,727

(1)
Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three and six months ended June 30, 2017 and 2016 is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Teekay Offshore - Offshore Logistics	14,207	10,129	24,218	18,508
Teekay Offshore - Conventional Tankers	—	—	—	6,410
Teekay LNG - Liquefied Gas Carriers	8,564	8,933	17,555	18,646
Teekay Tankers - Conventional Tankers	—	2,453	—	4,988
	22,771	21,515	41,773	48,552

(2)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL); Teekay Tankers acquired its initial 50% interest in TTOL in August 2014. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired its remaining 50% interest in TTOL is retroactively adjusted to include the results of TTOL during the periods they were under common control of Teekay and had begun operations.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes results for the Company’s income (loss) from vessel operations by segment for the three and six months ended June 30, 2017 and 2016:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Teekay Offshore
Offshore Logistics	15,400	(11,954)	43,283	30,552
Offshore Production	31,601	36,412	64,581	76,024
Conventional Tankers	(783)	(187)	(1,188)	5,994
	46,218	24,271	106,676	112,570

Teekay LNG
Liquefied Gas Carriers	40,043	42,484	83,379	82,673
Conventional Tankers	(10,172)	5,070	(7,430)	(18,136)
	29,871	47,554	75,949	64,537

Teekay Tankers(2)
Conventional Tankers	1,587	32,948	12,328	89,772

Teekay Parent
Offshore Production	(18,618)	(8,343)	(39,029)	(26,043)
Conventional Tankers	(2,988)	(12,176)	(5,447)	(13,281)
Other	(7,784)	(8,276)	(20,586)	(16,252)
	(29,390)	(28,795)	(65,062)	(55,576)

	48,286	75,978	129,891	211,303

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL; Teekay Tankers acquired its initial 50% interest in TTOL in August 2014. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired its remaining 50% interest in TTOL is retroactively adjusted to include the results of TTOL during the periods they were under common control of Teekay and had begun operations.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	June 30, 2017	December 31, 2016
	$	$
Teekay Offshore - Offshore Logistics	2,660,051	2,677,784
Teekay Offshore - Offshore Production	2,643,055	2,672,100
Teekay Offshore - Conventional Tankers	3,800	4,818
Teekay LNG - Liquefied Gas Carriers	4,189,383	3,957,088
Teekay LNG - Conventional Tankers	155,938	193,553
Teekay Tankers - Conventional Tankers	1,716,171	1,870,211
Teekay Parent - Offshore Production	599,388	635,364
Teekay Parent - Conventional Tankers	30,870	55,937
Teekay Parent - Other	12,279	13,208
Cash and cash equivalents	600,881	567,994
Other assets not allocated	215,051	281,244
Eliminations	(56,435)	(114,549)
Consolidated total assets	12,770,432	12,814,752

4.	Equity Financing Transactions of the Daughter Companies
During the six months ended June 30, 2017, two of the Company's publicly traded subsidiaries, Teekay Tankers and Teekay Offshore completed the following equity issuances:

	Number of shares / units #	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received from Non-controlling Interests $
Six Months Ended June 30, 2017
Teekay Tankers Continuous Offering Program	3,800,000	8,826	—	(305)	8,521
Teekay Tankers Private Placement	2,155,172	5,000	(5,000)	—	—
Teekay Tankers Direct Equity Placement(1)	13,775,224	25,897	(25,897)	—	—
Teekay Offshore Private Placements (2)	6,330,785	29,332	(16,675)	(212)	12,445

(1)	In May 2017, Teekay Tankers issued Class B common stock to the Company as consideration for its acquisition of the remaining 50% interest in TTOL.

(2)
In February 2017 and May 2017, respectively, Teekay Offshore issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Teekay Offshore's Series C-1 and D Preferred Units and on Teekay Offshore's common units and general partner interest held by subsidiaries of Teekay.

In June 2016, Teekay Offshore agreed with Teekay that, until the Teekay Offshore's Norwegian Kroner (or NOK) bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by Teekay Offshore to Teekay or its affiliates, including Teekay Offshore's general partner, will instead be paid in common units or from the proceeds of the sale of common units. Teekay Offshore issued Teekay 2.2 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distribution on Teekay Offshore's Series D Preferred Units, common units and general partner interest held by subsidiaries of Teekay.
In April 2017 and June 2017, respectively, Teekay Offshore issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the interest due on its $200 million loan due to its affiliates. Teekay Offshore issued Teekay 1.7 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the loan interest.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

5.	Vessel Charters
The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2017, for the Company’s chartered-in and chartered-out vessels were as follows:

Vessel Charters(1)	Remainder of 2017	2018	2019	2020	2021
	(in millions of U.S. Dollars)
Charters-in – operating leases	48.8	61.5	42.2	23.7	1.4
Charters-in – capital leases(2)	56.2	138.9	119.5	110.5	97.9
	105.0	200.4	161.7	134.2	99.3

Charters-out – operating leases(3)	701.4	1,282.3	1,379.7	1,025.2	743.3
Charters-out – direct financing leases(4)	31.4	53.5	40.5	40.6	40.5
	732.8	1,335.8	1,420.2	1,065.8	783.8

(1)
Teekay LNG owns a 69% ownership interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. This table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessors claim tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of Teekay LNG relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at June 30, 2017 was $7.3 million (December 31, 2016 – $7.5 million) and is included as part of other long-term liabilities in Teekay LNG’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(2)
As at June 30, 2017, Teekay LNG was a party, as lessee, to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in November 2017 and August 2018, respectively. The amounts in the table above assume the owner will not exercise its options to require Teekay LNG to purchase either of the vessels from the owner, but rather assume the owner will cancel the charter contracts when the cancellation right is first exercisable (in November 2017 and August 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations will be extinguished. On August 10, 2017, the charterer of the Teide Spirit gave formal notification to Teekay LNG of its intention to terminate its charter contract in November 2017, subject to certain conditions being met and third party approvals being received.

Teekay LNG is also a party to capital leases on three LNG carriers, the Creole Spirit, the Oak Spirit and the Torben Spirit. Upon delivery of the Creole Spirit in February 2016, the Oak Spirit in July 2016 and the Torben Spirit in March 2017, Teekay LNG sold these vessels to a third party and leased them back under 10-year bareboat charter contracts ending in 2026 and 2027. The bareboat charter contracts are accounted for as capital leases. Teekay LNG guarantees the obligations of the bareboat charter contracts. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage.
As at June 30, 2017, Teekay LNG has sale-leaseback agreements in place for five of its eight LNG carrier newbuildings scheduled to deliver in 2017 and 2018, and at such dates, the buyers will take delivery and charter each respective vessel back to Teekay LNG. As at June 30, 2017, Teekay LNG had received $172.6 million from the buyers, which has been recorded as current portion and long-term obligations under capital lease in the Teekay LNG's consolidated balance sheets, and the buyers are obligated to pay to Teekay LNG a further $737.0 million for the remainder of 2017 to 2018.

(3)
The minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after June 30, 2017, revenue from unexercised option periods of contracts that existed on June 30, 2017, revenues from vessels in the Company's equity-accounted investments, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

(4)
The Tangguh LNG Carriers’ time-charter contracts and the two bareboat charter contracts to Awilco LNG ASA (or Awilco) are accounted for as direct financing leases. In June 2017, Teekay LNG reached an agreement with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. This agreement has the effect of deferring between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, the charter contracts with Awilco will be reclassified to operating leases from direct finance leases upon the expiry of the original terms of the contracts with Awilco in November 2017 and August 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

6.	Asset Impairments and Vessel Sales
a) Asset Impairments
During the three and six months ended June 30, 2016, Teekay Offshore canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying value of these two UMS newbuildings were written down to $nil. The Company's consolidated statements of loss for the three and six months ended June 30, 2016 include a $43.7 million write-down related to these two UMS newbuildings. The write-down is included in the Company’s Teekay Offshore Segment - Offshore Logistics.
b) Loss on Sale of Vessels, Equipment and Other Operating Assets
The following tables show the loss on sale of vessels, equipment and other operating assets for the three and six months ended June 30, 2017 and 2016:

			Loss on Sale of Vessels, Equipment and Other Assets
			Three Months Ended June 30,
Segment	Asset Type	Completion of Sale Date	2017 $	2016 $
Teekay LNG Segment - Conventional Tankers	Suezmax	(1)	(12,600)	—
Teekay Tankers Segment - Conventional Tankers	Aframax	Jun-2017	(150)	—
Teekay Parent Segment - Conventional Tankers	1 VLCC Tanker	Oct-2016	—	(12,536)
Teekay Tankers Segment - Conventional Tankers	1 MR Tanker	Aug-2016	—	(6,420)
Other			8	—
Total			(12,742)	(18,956)

			Loss on Sale of Vessels, Equipment and Other Assets
			Six Months Ended June 30,
Segment	Asset Type	Completion of Sale Date	2017 $	2016 $
Teekay LNG Segment - Conventional Tankers	Suezmax	(1)	(12,600)	—
Teekay Tankers Segment - Conventional Tankers	Aframax	Jun-2017	(2,743)	—
Teekay Tankers Segment - Conventional Tankers	Suezmax	Mar-2017	(1,469)	—
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	Apr/May-2016	—	(27,439)
Teekay Parent Segment - Conventional Tankers	1 VLCC Tanker	Oct-2016	—	(12,536)
Teekay Tankers Segment - Conventional Tankers	1 MR Tanker	Aug-2016	—	(6,420)
Other			(357)	(180)
Total			(17,169)	(46,575)
(1) The sale of this vessel is expected to be completed in the third quarter of 2017 and the vessel was classified as held for sale at June 30, 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

c) Equity (loss) income

On May 31, 2017, Teekay Tankers entered into a merger agreement (or the Merger Agreement) to acquire the remaining 27.0 million issued and outstanding common shares of Tanker Investments Ltd. (or TIL), by way of a share-for-share exchange of 3.3 Teekay Tankers Class A common stock for each outstanding common stock of TIL. Teekay Tankers and Teekay Corporation currently own approximately 3.4 million and 2.5 million common shares, or 11.3% and 8.2% of TIL, respectively. As the Company accounts for its current investment in TIL under the equity method of accounting, the Company will be required to remeasure its previously held equity investment to fair value at the acquisition date. Historically, the Company had not recognized an other than temporary impairment in its equity investment in TIL as the Company expected to recover its value over the anticipated hold period.  Based on the pending transaction, the Company has remeasured its investment in TIL to fair value at June 30, 2017 based on the TIL share price at that date, resulting in a write-down of $48.6 million included in the Company's consolidated statements of loss, and included in equity (loss) income, for the three and six months ended June 30, 2017. If the merger transaction is completed, the Company will be required to again remeasure its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which could result in an additional gain or loss.  The transaction is subject to approval by TIL shareholders of the merger and approval by Teekay Tankers’ shareholders of an increase in the authorized number of Teekay Tankers’ Class A common shares, to permit the issuance of Class A common shares as merger consideration.
7. Long-Term Debt

	June 30, 2017	December 31, 2016
	$	$
Revolving Credit Facilities	1,142,235	1,119,808
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Norwegian Kroner-denominated Bonds due through 2021	637,395	628,257
U.S. Dollar-denominated Term Loans due through 2028	3,583,152	3,702,997
U.S. Dollar Bonds due through 2024	462,659	466,680
Euro-denominated Term Loans due through 2023	230,343	219,733
Total Principal	6,648,441	6,730,132
Unamortized discount and debt issuance costs	(75,519)	(90,586)
Total debt	6,572,922	6,639,546
Less current portion	(1,299,806)	(998,591)
Long-term portion	5,273,116	5,640,955
As of June 30, 2017, the Company had 11 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.4 billion, of which $0.3 billion was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2017 and December 31, 2016, the margins ranged between 0.45% and 4.00%. The aggregate amount available under the Revolvers is scheduled to decrease by $308.4 million (remainder of 2017), $675.5 million (2018), $43.0 million (2019), $nil (2020) and $365.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 64 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security are 38.2 million common units of Teekay Offshore, 25.2 million common units of Teekay LNG and 16.8 million Class A common shares in Teekay Tankers, which secure a $200.0 million credit facility.
The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original principal amount of $450 million (the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.181% of par. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company's Original Notes (cumulatively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.670% per year.
The Company capitalized issuance costs of $13.3 million which will be amortized to interest expense over the term of the 8.5% Notes. As of June 30, 2017, the unamortized balance of the capitalized issuance cost was $4.7 million which is recorded in long-term debt in the unaudited consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.
Teekay Offshore and Teekay LNG have a total of NOK 5.3 billion in senior unsecured bonds in the Norwegian bond market at June 30, 2017 that mature through October 2021. As of June 30, 2017, the total carrying amount of the senior unsecured bonds was $637.4 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus margins which range from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 8.84%, and the transfer of the principal amount fixed at $807.2 million upon maturity in exchange for NOK 5.3 billion (see Note 13).
In June 2016, Teekay Offshore amended certain of the bond agreements to extend the maturity dates of the senior unsecured bonds. The maturity date for bonds in an aggregate principal amount of NOK 600 million was extended to November 2018, with two interim installments of NOK 180 million each due in October 2016 and October 2017, with the remaining balance of NOK 240 million repayable in November 2018 at 103.0%. The maturity date for bonds in an aggregate principal amount of NOK 800 million was extended to December 2018, with one interim installment of NOK 160 million in January 2018 with the remaining balance of NOK 640 million repayable in December 2018 at 103.0%.
As of June 30, 2017, the Company had 25 U.S. Dollar-denominated term loans outstanding, which totaled $3.6 billion in aggregate principal amount (December 31, 2016 – $3.7 billion). Certain of the term loans with a total outstanding principal balance of $68.7 million as at June 30, 2017 (December 31, 2016 – $58.3 million) bear interest at a weighted-average fixed rate of 2.9% (December 31, 2016 – 2.9%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2017, the margins ranged between 0.30% and 4.5% (December 31, 2016, the margins ranged between 0.30% and 3.75%). The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 20 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 49 (December 31, 2016 – 46) of the Company’s vessels, together with certain other security. In addition, at June 30, 2017, all but $55.3 million (December 31, 2016 – $56.2 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
During May 2014, Teekay Offshore issued $300 million of five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of June 30, 2017, the carrying amount of the bonds was $300 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.
In September 2013 and November 2013, Teekay Offshore issued a total of $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore makes semi-annual repayments on the bonds and as of June 30, 2017, the carrying amount of the bonds was $140.7 million.
In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of June 30, 2017, the carrying amount of the bonds was $22.0 million. The interest payments on the bonds are fixed at an annual rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security and are guaranteed by two subsidiaries of Teekay Offshore.
Teekay LNG has two Euro-denominated term loans outstanding, which, as at June 30, 2017, totaled 201.6 million Euros ($230.3 million) (December 31, 2016 – 208.9 million Euros ($219.7 million)). Teekay LNG is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus margins. At June 30, 2017 and December 31, 2016, the margins ranged between 0.60% and 2.25%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.
Both the Euro-denominated term loans and the NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange losses of $17.3 million (2016 - $15.2 million) and $20.2 million (2016 - $25.7 million) during the three and six months ended June 30, 2017 and 2016, respectively.
The weighted-average interest rate on the Company’s aggregate long-term debt as at June 30, 2017 was 4.0% (December 31, 2016 – 4.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 13).
Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers and Teekay Offshore. As at June 30, 2017, the aggregate outstanding balance on such credit facilities was $142.8 million and $331.2 million, respectively. Subsequent to June 30, 2017, as part of the anticipated closing of the strategic partnership with Brookfield (see note 16b), Teekay expects to be released from all of its guarantees relating to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements.
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2017, are $0.7 billion (remainder of 2017), $1.7 billion (2018), $1.0 billion (2019), $1.3 billion (2020), $0.9 billion (2021) and $1.0 billion (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2017, these ratios ranged from 113.3% to 292.5% compared to their minimum required ratios of 105.0% to 135.0%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the LNG/LPG carrier, conventional tanker, FPSO, shuttle tanker, towage and UMS markets could negatively affect the Company's compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2017 and December 31, 2016, this amount was $50.0 million for the Company, excluding Teekay Offshore and Teekay LNG. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5.0% of total debt for either Teekay Parent, Teekay Offshore or Teekay Tankers, which as at June 30, 2017, such amounts were $64.3 million, $157.2 million and $41.1 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at June 30, 2017, the Company was in compliance with all covenants under its credit facilities and other long-term debt.

8.	Capital Stock
The authorized capital stock of Teekay at June 30, 2017 and December 31, 2016 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at June 30, 2017, Teekay had no shares of preferred stock issued.
During the six months ended June 30, 2017, Teekay issued 0.1 million shares of common stock pursuant to stock options, restricted stock units and restricted stock awards.
During the six months ended June 30, 2017 and 2016, the Company granted 731,405 and 916,015 stock options with exercise prices of $10.18 and $9.44 per share, respectively, 343,330 and 238,609 restricted stock units with fair values of $3.5 million and $2.3 million, respectively, nil and 311,691 performance share units with fair values of $nil and $3.6 million, respectively, and 83,739 and 67,000 shares of restricted stock awards with fair values of $0.9 million and $0.6 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share unit is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance share units vest three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance share units are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.
The weighted-average grant-date fair value of stock options granted during March 2017 was $4.71 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 62.4%; expected life of 5.5 years; dividend yield of 2.5%; risk-free interest rate of 2.0%; and estimated forfeiture rate of 7.4%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
Share-based Compensation of Subsidiaries
During the six months ended June 30, 2017 and 2016, 56,950 and 76,084 common units of Teekay Offshore, 17,345 and 32,723 common units of Teekay LNG and nil and 9,358 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.6 million and $0.7 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2017 and 2016.
Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2017 and 2016, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 321,318 and 601,368 common units of Teekay Offshore, 60,809 and 132,582 common units of Teekay LNG and 382,437 and 279,980 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $3.5 million and $4.9 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2017, Teekay Tankers granted 486,329 and 396,412 stock options with an exercise price of $2.23 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option granted in March 2017 has a ten-year term and vests equally over three years from the grant date. During March 2016, Teekay Tankers granted 216,043 stock options with an exercise price of $3.74 per share to an officer of Teekay Tankers. Each stock option granted in March 2016 has a ten-year term and vests equally over three years from the grant date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

9.	Commitments and Contingencies

a.	Vessels Under Construction
As at June 30, 2017, the Company was committed to the construction of eight LNG carriers, two long-haul towage vessels, three shuttle tankers, one FSO conversion and one FPSO upgrade for a total cost of approximately $2.8 billion, including capitalized interest and other miscellaneous construction costs. Vessels in which the Company holds an interest through non-consolidated joint ventures are excluded from the above amounts and are described in Note 9b. Two LNG carriers are scheduled for delivery in late-2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019. Two long-distance towing and offshore installation vessels are scheduled for delivery during late-2017 and early-2018, three shuttle tankers are expected to be delivered in late-2017 through early-2018, the one FSO conversion is scheduled to commence operations in the fourth quarter of 2017 and the one FPSO upgrade is scheduled to commence operations in early-2018. As at June 30, 2017, payments made towards these commitments totaled $1.1 billion. As at June 30, 2017, the remaining payments required to be made under these newbuilding and conversion capital commitments were $853.8 million (remainder of 2017), $632.9 million (2018), and $249.1 million (2019).

b.	Joint Ventures

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs of its equity-accounted joint ventures as at June 30, 2017 are as follows:

	Total	Remainder of 2017	2018	2019	2020
	$	$	$	$	$
Equity-accounted joint ventures (i)	1,316,080	248,879	563,618	305,833	197,750

(i)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity-accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of June 30, 2017. These commitments are described in more detail in Note 15 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2016. As of June 30, 2017, based on the Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity-accounted joint ventures have secured $384.0 million of financing related to the remaining commitments included in the table above.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of Teekay Offshore and Odebrecht Oil and Gas S.A. (or OOG) on behalf of its field license partners. The vessel was converted into a new FPSO for the Libra field located in the Santos Basin offshore Brazil. The conversion project has been completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in the third quarter of 2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at June 30, 2017, payments made by the joint venture towards these commitments totaled $881.4 million and the remaining payments required to be made by the joint venture are $123.2 million (2017). The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804.0 million for the FPSO conversion, of which $90.1 million was undrawn as at June 30, 2017.

c.	Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $113.8 million and consolidated cash flows from operating activities of $281.7 million during the six months ended June 30, 2017, and ended the second quarter of 2017 with a working capital deficit of $895.6 million. This working capital deficit is driven primarily from scheduled maturities in the next 12 months and repayments of outstanding consolidated debt of approximately $1.3 billion, which were classified as current liabilities as at June 30, 2017. In addition to these obligations, the Company also anticipates that Teekay LNG and Teekay Offshore will be required to make payments related to commitments to fund vessels under construction or undergoing conversions/upgrades (see Notes 9a and 9b).
Based on these factors, over the one-year period following the issuance of its unaudited consolidated financial statements, the Company’s consolidated subsidiaries Teekay Tankers, Teekay LNG and Teekay Offshore will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet the minimum liquidity requirements under the financial covenants related to these subsidiaries. These anticipated sources of financing include: refinancing and increasing amounts available under various loan facilities of Teekay Tankers, Teekay LNG and Teekay Offshore; negotiating new secured debt financings related to vessels under construction or other unencumbered operating vessels for Teekay LNG and Teekay Offshore; raising additional capital through equity and bond issuances; and negotiating extensions or redeployments of existing assets. Teekay Offshore recently announced a strategic partnership to strengthen Teekay Offshore's capital structure and to finance unfunded capital expenditures (see note 16b). Teekay Tankers recently announced a proposed merger with TIL which, upon completion, is expected to increase Teekay Tankers' liquidity. The success of these initiatives of the Daughter Companies may impact the liquidity of Teekay Parent as a result of certain guarantees provided by Teekay Parent and through the payment of dividends/distributions by the Daughter Companies to Teekay Parent.
The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to complete equity and bond issuances, refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made on the financing process to date. The Company is in various stages of completion on these matters.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

d.	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
Cancellation of two UMS newbuilding contracts
In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS. As part of this transaction, Teekay Offshore assumed three UMS newbuilding contracts ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. Teekay Offshore took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.
In June 2016, Teekay Offshore canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and Nantong Spirit. As a result of this cancellation during the second quarter of 2016, Teekay Offshore wrote-off $43.7 million of the assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. The estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that is a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred.
The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. Teekay Offshore estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that is a party to the Nantong Spirit newbuilding contract. During June 2017, Logitel Offshore Rig III LLC, the single purpose subsidiary related to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages. Logitel Offshore Rig III LLC is disputing this claim.
During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel in the Oslo District Court. The action relates to the agreements between Sevan and CeFront Technology AS (or CeFront), related to the 2013 transfer by Sevan to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively, Logitel Offshore) of two hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan, and of which $50 million remains outstanding) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and Teekay Offshore entered into in connection with Teekay Offshore's acquisition of Logitel from CeFront in 2014 (or the 2014 Transaction). Sevan has claimed that the $60 million bond loan to Logitel contravened certain provisions of the Norwegian corporate law and that, Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel is disputing these claims. Sevan only has recourse to Logitel Offshore for these claims. In addition, Sevan has presented Logitel Offshore with a formal notice of claim and request for arbitration seeking $10 million for license and services fees, which Sevan claims is payable in connection with the delivery of the Arendal Spirit UMS, for which liability may arise with subsidiaries of Teekay Offshore. The parties have convened an arbitration tribunal in Oslo and Sevan has served submissions of claim. The claim has been fixed for trial in late-August 2017.
In addition, in September 2016, CeFront commenced an action against subsidiaries of Teekay Offshore in the Oslo District Court, claiming that $3.8 million is due under a management agreement as at June 30, 2017. CeFront also claims that $3.3 million is due for the earn-out provisions of the contracts related to the Arendal Spirit and $20.2 million is due or will become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. Teekay Offshore is defending these claims based on its interpretation of the agreement. Teekay Offshore is uncertain as to the ultimate resolution of these claims.
As at June 30, 2017, Teekay Offshore's subsidiaries have accrued $69.3 million in the aggregate related to the above claims and potential claims related to Logitel from Sevan, COSCO and CeFront.

Piranema Spirit FPSO Contract

In March 2016, Petrobras claimed that Teekay Offshore’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. Teekay Offshore has estimated the maximum amount of the claim at $10.9 million. As at June 30, 2017, Teekay Offshore had accrued $9.6 million ($5.4 million as at December 31, 2016) calculated from the potential return of 2% of the charter hire previously paid by Petrobras to Teekay Offshore on the charter contract for the period from October 2007 up to June 30, 2017. The remaining $1.3 million will be accrued as a 2% reduction of future charter hire to the end of the firm period of the FPSO contract with Petrobras.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Petrojarl Knarr FPSO
In October 2016, Teekay Offshore received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO did not meet the conditions for achieving the completion milestone on time. Shell is also claiming that the inability of Teekay Offshore to meet the completion milestone date within the specified grace period has in effect resulted in a 20% reduction in the price Shell may purchase the Petrojarl Knarr FPSO from Teekay Offshore pursuant to a purchase option agreement. In the counterclaim, Teekay Offshore has alleged that Offshore Completion was achieved after the milestone but within the grace period and that Shell had caused delays due to certain defaults in Shell’s specifications, as well as other events. It is Teekay Offshore’s position that, due to delays caused by Shell, Teekay Offshore is entitled to the daily lease rate for the unit for a period of time prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that Teekay Offshore claims to be entitled to receive additional daily lease payments is in dispute. However, Teekay Offshore expects that the amount of its claim relating to the counterclaim will exceed Shell's claim for liquidated damages. Nevertheless, uncertainty exists as to the resolution of the claims, for which Teekay Offshore has commenced commercial negotiations with Shell and an estimate of the possible net loss or range of net loss cannot be made at this time. As of June 30, 2017, Teekay Offshore had not accrued for any potential liability relating to these claims.
Arendal Spirit UMS
In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petroleo Netherlands B.V., initiated an operational review and suspended its charter hire payments beginning in November 2016. Teekay Offshore has completed an investigation to identify the cause of such incidents and implemented corrective actions. Nevertheless, in late-April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of Teekay Offshore, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. Teekay Offshore has disputed the grounds for termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently being demobilized after which it will proceed into lay-up.

Towage of the Ocean Winner

In February 2017, Teekay Offshore received a notice from Transocean Offshore International Ventures Limited (or Transocean) that it intends to file a claim against Teekay Offshore arising from the towage of the Transocean Winner oil rig by one of Teekay Offshore's towage vessels, the ALP Forward. Transocean intends to file a claim to recover losses it claims to have incurred relating to the grounding of the Transocean Winner in August 2016, including the costs associated with the salvage and replacement tow and other costs payable by Transocean as a result of this incident. Teekay Offshore intends to dispute these claims, and also believes that any such claims would be covered by insurance. As of June 30, 2017, Teekay Offshore had not accrued for any potential liability relating to these claims. An estimate of the possible loss or range of loss cannot be made at this time.

Damen Shipyard Group

In December 2014, Teekay Offshore acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands with an estimated total cost of approximately $380 million, which includes the cost of acquiring the Petrojarl I. The FPSO is expected to commence operations in early-2018 under a five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). As at June 30, 2017, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $285.7 million and the remaining costs are estimated to be approximately $94.3 million (remainder of 2017). Teekay Offshore has financed $171.2 million of the Pertrojarl I FPSO upgrade cost through a fully-drawn long-term loan. Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, in July 2017, Teekay Offshore agreed with QGEP to a revised delivery date of late-2017, revised charter acceptance date of early-2018 and other amendments to the terms of the charter agreement. Teekay Offshore is currently in discussions with Damen as to the timing of delivery. The lenders agreed to extend the availability date of the loan for several successive periods up to September 15, 2017, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provide additional time for Teekay Offshore to negotiate a revised schedule for the delivery of the unit with both the charterer and the shipyard and thereafter, amend the loan facility to reflect the revised delivery schedule. As at June 30, 2017 and December 31, 2016, Teekay Offshore had $60 million held in escrow to fund the final upgrade costs. This amount is presented in restricted cash on the unaudited consolidated balance sheet.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Gina Krog FSO unit

In May 2013, Teekay Offshore entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea (see Note 9a). The contract will be serviced by a new FSO unit that was converted from the Randgrid shuttle tanker, which Teekay Offshore purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $358 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at June 30, 2017, payments made towards this commitment totaled $293.7 million and the remaining payments required to be made are approximately $64.1 million (remainder of 2017). The FSO unit is due to commence operations in the fourth quarter of 2017 under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options. In December 2015, Teekay Offshore secured a long-term debt facility providing total borrowings up to $230 million to finance the conversion project, of which $7.4 million was undrawn as at June 30, 2017. Teekay Offshore has disputed several variation orders received from Sembcorp Marine Ltd., the shipyard which completed the conversion of the FSO unit. Teekay Offshore estimates that its exposure ranges from $nil and $20.0 million; however, as at June 30, 2017, Teekay Offshore has not accrued for any potential liability related to these disputes given Teekay Offshore's interpretation of the yard contract and the quantum of counter-claims Teekay Offshore considers available to it.

Class Action Complaint

Following the Company’s announcement in December 2015 that Teekay's Board of Directors had reduced the Company’s quarterly dividend to $0.055 per share, down from a dividend of $0.55 per share in the fourth quarter of 2015 dividend payable in February 2016 and the subsequent decline of the price of the Company’s common stock, a class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. As a result of the Company's motion to transfer the action, the case was transferred to the U.S. District Court for the Western District of Washington on November 18, 2016. The lead plaintiff in the action filed an Amended Class Action Complaint on January 13, 2017. The Amended Complaint includes claims that the Company and certain of its officers violated Section 10(b) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Amended Complaint alleges that the Company and certain of its officers violated U.S. federal securities laws by making materially false and misleading statements regarding the Company’s ability and intention to increase its future dividends beyond the initial dividend increase to $0.55 per share that the Company announced in September 2014 and first declared in the second quarter of 2015, thereby artificially inflating the price of its common stock. The lead plaintiff is seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. The Company is vigorously defending against the claims. The Company filed a motion to dismiss the Amended Complaint on March 14, 2017. The lead plaintiff filed an opposition to the Company's motion to dismiss on May 16, 2017 and the Company filed a reply in support of motion to dismiss the Amended Class Action Complaint on June 14, 2017. The Company expects a ruling within six months from the filing of the reply brief. Both sides have requested oral argument at the discretion of the judge. If the Court schedules a hearing, the Company expects the hearing to take place in the third quarter of 2017. Based on the current stage of this action and the Company's evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time. The Company maintains a Directors and Officers insurance policy that provides a fixed amount of coverage for such claims, subject to coverage defenses, and a deductible to be paid by the Company.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing arrangements of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims, which deposit is recorded as part of restricted cash - non-current in the Company's unaudited consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal the decision further. The LEL 1 tax case concluded that capital allowances were not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure is estimated to be approximately $42 million. Such estimate is primarily based on information received from the lessor.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

e.	Redeemable Non-Controlling Interest
In July 2015, Teekay Offshore issued 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. The terms of the Series C Preferred Units provided that at any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of Teekay Offshore. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded $35.925, Teekay Offshore had the option to convert the Series C Preferred Units into common units. Distributions on the Series C Preferred Units were cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units could be redeemed in cash if a change of control occurred in Teekay Offshore.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of Teekay Offshore. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus an additional approximately 6.4 million common units to induce the exchange. The value of the additional 6.4 million common units on the date of conversion was approximately $37.7 million, of which $26.7 million has been charged to non-controlling interest and $11.0 million has been charged to retained earnings on the Company's unaudited consolidated balance sheet.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units are equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18-month anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit is convertible into 1.474 common units of Teekay Offshore. In addition, if a unitholder of the Series C-1 Preferred Units elects to convert their Series C-1 Preferred Units into common units of Teekay Offshore, Teekay Offshore now has the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of Teekay Offshore instead of issuing common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of $16.25 per unit, Teekay Offshore has the option to convert the Series C-1 Preferred Units into common units. In addition, unlike the Series C Preferred Units, for which distributions were to be paid in cash, quarterly distributions on the Series C-1 Preferred Units for the eight consecutive quarters ending March 31, 2018 may be paid in Teekay Offshore's sole discretion, in cash, common units (at a discount of 2% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions will be paid in cash. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore. As a result, the Series C-1 Preferred Units are included on the Company’s unaudited consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section. The exchange of the Series C Preferred Units for Series C-1 Preferred Units has been accounted for as an extinguishment of the Series C Preferred Units and the issuance of the Series C-1 Preferred Units. As a result, the excess of the carrying value of the Series C Preferred Units over the fair value of the Series C-1 Preferred Units was approximately $20.6 million, of which $14.6 million was accounted for as an increase to non-controlling interest and $6.0 million as an increase to retained earnings on the Company's unaudited consolidated balance sheet.
In June 2016, Teekay Offshore issued 4.0 million of its 10.50% Series D Cumulative Convertible Perpetual Preferred Units (or Series D Preferred Units), of which 1,040,000 of the Series D Preferred Units were purchased by Teekay. Teekay Offshore pays to holders of the Series D Preferred Units a cumulative, quarterly cash distribution in arrears at an annual rate of 10.5%. However, Teekay Offshore may elect, in its sole discretion, to pay the quarterly distributions for the first eight consecutive quarters following issuance in cash, common units (at a discount of 4% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter the distributions will be paid in cash. The Series D Preferred Units have no mandatory redemption date, but they are redeemable at Teekay Offshore's option after June 29, 2021 for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after June 29, 2022. The Series D Preferred Units are exchangeable into common units of Teekay Offshore at the option of the holder at any time after June 29, 2021, based on the 10-trading day volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of at least 90% of the common units or a change in ownership of the general partner of Teekay Offshore by 50% or more would result in the Series D Preferred Units being redeemable for cash. As a result, the Series D Preferred Units, net of Teekay's units, are included on the Company’s unaudited consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.
In June 2016, in connection with the completion of Teekay Offshore’s financing initiatives, Teekay Offshore agreed that, until Teekay Offshore repays amounts outstanding under its NOK bonds maturing 2018, it will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect of the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, Teekay Offshore may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, upon condition that the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by us in advance of, or within six months following, payment of the cash distributions.

f.	Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

10.	Financial Instruments

a.	Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 10 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016.
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	815,783	815,783	805,567	805,567
Derivative instruments (note 13)
Interest rate swap agreements – assets(1)	Level 2	3,300	3,300	7,943	7,943
Interest rate swap agreements – liabilities(1)	Level 2	(304,154)	(304,154)	(302,935)	(302,935)
Cross currency interest swap agreement(1)	Level 2	(186,764)	(186,764)	(237,165)	(237,165)
Foreign currency contracts	Level 2	653	653	(2,993)	(2,993)
Stock purchase warrants	Level 3	—	—	575	575
Time-charter swap agreement	Level 3	—	—	208	208
Freight forward agreements	Level 1	10	10	—	—
Non-recurring
Vessels and equipment	Level 2	—	—	11,300	11,300
Vessels held for sale	Level 2	17,000	17,000	61,282	61,282
Equity-accounted investments (note 6c)	Level 1	33,287	33,287	—	—
Long-term investments	Level 2	—	—	6,000	6,000
Other
Loans to equity-accounted investees and joint venture partners – Current	(2)	10,951	(2)	11,821	(2)
Loans to equity-accounted investees and joint venture partners – Long-term	(2)	322,061	(2)	292,209	(2)
Long-term receivable included in accounts receivable and other assets(3)	Level 3	7,052	7,021	10,985	10,944
Long-term debt – public (note 7)	Level 1	(1,516,105)	(1,375,814)	(1,503,472)	(1,409,996)
Long-term debt – non-public (note 7)	Level 2	(5,056,817)	(4,960,137)	(5,136,074)	(5,009,900)

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at June 30, 2017 includes $12.7 million (December 31, 2016 - $15.8 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at June 30, 2017, the estimated fair value of the non-interest bearing receivable from Royal Dutch Shell plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of June 30, 2017 was $7.0 million (December 31, 2016 – $10.9 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held by the Company, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Time-charter swap agreement - Changes in fair value during the three and six months ended June 30, 2017 for Teekay Tankers' time-charter swap agreement, which is described in Note 13 below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
	$	$
Fair value asset - beginning of the period	(185)	208
Settlements	(360)	(1,106)
Realized and unrealized (loss) gain in earnings	545	898
Fair value asset - at the end of the period	—	—

The estimated fair value of the time-charter swap agreement was based in part upon the Company’s projection of future Aframax spot market tanker rates, which were derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The time-charter swap agreement ended on April 30, 2017.
Stock purchase warrants – During January 2014, the Company received from TIL stock purchase warrants entitling it to purchase up to 1.5 million shares of common stock of TIL (see Note 13). In May 2017, Teekay Tankers entered into the Merger Agreement with TIL. Under the terms of the Merger Agreement, warrants to purchase or acquire shares of common stock of TIL that have not been exercised as of the effective time of the merger, will be canceled. As a result, no value is recorded for this warrant in the Company's balance sheet at June 30, 2017.
Changes in fair value during the three and six months ended June 30, 2017 and 2016 for the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Fair value at the beginning of the period	332	6,107	575	10,328
Unrealized loss included in earnings	(332)	(4,274)	(575)	(8,495)
Fair value at the end of the period	—	1,833	—	1,833
Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS, from CeFront for $4.0 million, which was paid in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending on certain performance criteria.
The Arendal Spirit UMS was delivered to Teekay Offshore in February 2015, and began its three-year charter contract in June 2015. During the second quarter of 2016, Teekay Offshore canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other loss on the Company's unaudited consolidated statements of loss for the three and six months ended June 30, 2016.

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and six months ended June 30, 2016 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Balance at beginning of period	—	(15,221)	—	(14,830)
Gain included in Other loss - net	—	15,221	—	14,830
Balance at end of period	—	—	—	—

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Class of Financing Receivable	Credit Quality Indicator	Grade	June 30, 2017	December 31, 2016
			$	$
Direct financing leases	Payment activity	Performing	653,846	660,594
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	333,012	304,030
Long-term receivable included in other assets	Payment activity	Performing	13,663	17,712
			1,000,521	982,336

11.	Restructuring Charges
During the three and six months ended June 30, 2017, the Company recorded restructuring charges of $nil and $2.2 million, respectively. The restructuring charges primarily relate to the reorganization and realignment of resources of certain of the Company's strategic development function to better respond to the changing business environment, and reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations.
During the three and six months ended June 30, 2016, the Company recorded restructuring charges of $5.8 million and $19.8 million, respectively. The restructuring related to the closure of two offices and seafarers' severance amounts related to a tug business in Western Australia, reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations, and reductions to charges previously accrued. The charges related to the seafarers' severance were partly recovered from the customer and the recovery is included in revenues on the unaudited consolidated statements of loss.
At June 30, 2017 and December 31, 2016, $2.5 million and $5.6 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the unaudited consolidated balance sheets.

12.	Accumulated Other Comprehensive Loss
As at June 30, 2017 and December 31, 2016, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2017	2016
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(493)	(41)
Pension adjustments, net of tax recoveries	(12,272)	(12,160)
Unrealized gain (loss) on marketable securities	284	(416)
Foreign exchange gain on currency translation	2,426	2,014
	(10,055)	(10,603)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

13.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at June 30, 2017, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability) $	Expected Maturity
	Contract Amount in Foreign Currency	Average Forward Rate (1)		2017	2018
				$	$
Euro	7,500	0.92	449	8,153	—
Norwegian Kroner	430,000	8.36	204	31,467	19,982
			653	39,620	19,982

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in late 2017 through 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in late 2017 through 2021. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in late-2017 through 2021. As at June 30, 2017, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(23,136)	1.4
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(52,004)	1.5
900,000	150,000	NIBOR	4.35%	6.43%	(45,161)	1.2
1,000,000	134,000	NIBOR	3.70%	5.92%	(16,572)	2.9
1,000,000	162,200	NIBOR	4.25%	7.45%	(49,720)	1.6
1,200,000	146,500	NIBOR	6.00%	7.70%	(171)	4.3
					(186,764)

(1)	Notional amount reduces equally with NOK bond repayments (see Note 7).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see Note 7).

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see Note 7).

Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at June 30, 2017, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	2,680,734	(247,864)	5.2	3.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	517,629	(21,329)	3.9	3.0
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	(959)	0.6	2.0
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	154	0.6	3.1
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	230,343	(30,856)	3.5	3.1
			(300,854)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of June 30, 2017, ranged from 0.3% to 4.5%.

(2)	Includes interest rate swaps with notional amount reducing quarterly or semi-annually.

(3)
Inception dates range from September 2017 to April 2018. Interest rate swaps with an aggregate principal amount of $320.0 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(4)
During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(5)	Principal amount reduces monthly to 70.1 million Euros ($80.1 million) by the maturity dates of the swap agreements.

(6)	Principal amount is the U.S. Dollar equivalent of 201.6 million Euros.
Teekay Corporation has guaranteed obligations, up to a maximum of $387.0 million, pursuant to certain interest rate swaps and cross currency swaps of Teekay Offshore. As at June 30, 2017, had the interest rate swap guarantees been called on, the Company estimates that it would have been obligated to pay an amount of $242.6 million. Subsequent to June 30, 2017, as part of the strategic partnership with Brookfield (see note 16b), Teekay expects to be released from all of its guarantees relating to Teekay Offshore's interest rate swap and cross currency swap agreements.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250.0 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share. The estimated fair value of the warrants on issuance was $6.8 million and was included in other income in the consolidated statements of loss. The stock purchase warrants vest in four equally sized tranches and as at June 30, 2017, two tranches had vested. If the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. Upon completion of the Merger Agreement (see note 6c), the stock purchase warrants will be cancelled. As a result, no value is recorded for this warrants on the Company's unaudited balance sheet as at June 30, 2017 (see note 10).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Time-charter Swap Agreement

Effective June 1, 2016, Teekay Tankers entered into a time-charter swap agreement for 55% of two Aframax-equivalent vessels. Under such agreement, Teekay Tankers received $27,776 per day, net of a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax-equivalent vessels employed in Teekay Tankers' Aframax revenue sharing arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The purpose of the agreement is to reduce Teekay Tankers’ exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing arrangement. Teekay Tankers had not designated, for accounting purposes, the time-charter swap as a cash flow hedge. The fair value of the time-charter swap agreement at June 30, 2017 was $nil (December 31, 2016 - an asset of $0.2 million). As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and as such the agreement was completed as of June 30, 2017.
Forward Freight Agreements
Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the Company's unaudited consolidated statements of loss.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at June 30, 2017
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	496	(281)	(1,658)	(898)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	1,038	3	—	(388)	—
Interest rate swap agreements	689	3,847	(9,213)	(65,811)	(228,025)
Cross currency swap agreements	—	1,180	(3,160)	(35,261)	(149,523)
Forward freight agreements	27	—	(17)	—	—
	1,754	5,526	(12,671)	(103,118)	(378,446)
As at December 31, 2016
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,340	(363)	(1,033)	(52)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	119	—	—	(2,601)	(511)
Interest rate swap agreements	212	9,839	(11,979)	(59,055)	(233,901)
Cross currency swap agreements	—	—	(3,464)	(53,124)	(180,577)
Stock purchase warrants	—	575	—	—	—
Time-charter swap agreement	875	—	(667)	—	—
	1,206	11,754	(16,473)	(115,813)	(415,041)

As at June 30, 2017, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at June 30, 2017, these derivatives had an aggregate fair value asset amount of $4.2 million and an aggregate fair value liability amount of $307.2 million. As at June 30, 2017, the Company had $50.1 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the unaudited consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges:

Three Months Ended June 30, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
(1,508)	(706)	(821)	Interest expense
(1,508)	(706)	(821)

Three Months Ended June 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(5,458)	—	1,291	Interest expense
(5,458)	—	1,291

Six Months Ended June 30, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
(1,562)	(762)	(754)	Interest expense
(1,562)	(762)	(754)

Six Months Ended June 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(14,025)	—	(56)	Interest expense
(14,025)	—	(56)

(1) Recognized in accumulated other comprehensive loss (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

As at June 30, 2017, the Company estimated, based on then current interest rates, that it would reclassify approximately $1.3 million of net losses on interest rate swaps from accumulated other comprehensive loss to earnings during the next 12 months.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the unaudited consolidated statements of loss. The effect of the (losses) and gains on derivatives not designated as hedging instruments in the unaudited consolidated statements of loss is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(15,914)	(22,409)	(32,470)	(45,589)
Interest rate swap agreement terminations	(1,005)	—	(610)	(8,140)
Foreign currency forward contracts	(618)	(2,336)	(971)	(7,332)
Time charter swap agreement	360	126	1,106	126
Forward freight agreements	80	—	113	—
	(17,097)	(24,619)	(32,832)	(60,935)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(15,517)	(62,817)	(6,394)	(143,871)
Foreign currency forward contracts	2,808	1,093	3,648	15,064
Stock purchase warrants	(332)	(4,274)	(575)	(8,496)
Time charter swap agreement	(402)	1,345	(875)	1,345
Forward freight agreements	(30)	—	(17)	—
	(13,473)	(64,653)	(4,213)	(135,958)
Total realized and unrealized losses on derivative instruments	(30,570)	(89,272)	(37,045)	(196,893)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of loss. The effect of the losses on cross currency swaps on the consolidated statements of loss is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Realized losses on maturity and termination of cross currency swaps	(25,733)	—	(25,733)	(32,628)
Realized losses	(5,394)	(5,000)	(12,135)	(9,939)
Unrealized gains (losses)	43,017	(20,993)	50,096	53,213
Total realized and unrealized gains (losses) on cross currency swaps	11,890	(25,993)	12,228	10,646

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

14.	Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Current	(4,283)	(4,082)	(5,945)	(8,712)
Deferred	756	2,659	(601)	6,213
Income tax expense	(3,527)	(1,423)	(6,546)	(2,499)
The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2017 to June 30, 2017:

$
Balance of unrecognized tax benefits as at January 1, 2017	19,492
Increase for positions related to the current period	3,905
Decrease related to statute of limitations	(663)
Balance of unrecognized tax benefits as at June 30, 2017	22,734
The majority of the net increase for positions for the six months ended June 30, 2017 relates to potential tax on freight income.
The Company does not presently anticipate such unrecognized tax benefits will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

15.	Net Loss Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Net loss attributable to the shareholders of Teekay Corporation	(80,152)	(77,809)	(125,408)	(126,592)
The Company's portion of the Inducement Premium and Exchange Contribution charged to retained earnings by Teekay Offshore (note 9e)	—	(4,993)	—	(4,993)
Net loss attributable to the shareholders of Teekay Corporation - basic and diluted	(80,152)	(82,802)	(125,408)	(131,585)
Weighted average number of common shares	86,259,207	72,945,635	86,217,567	72,844,031
Dilutive effect of stock-based compensation	—	—	—	—
Common stock and common stock equivalents	86,259,207	72,945,635	86,217,567	72,844,031
Loss per common share:
- Basic	(0.93)	(1.14)	(1.45)	(1.81)
- Diluted	(0.93)	(1.14)	(1.45)	(1.81)
Stock-based awards that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and six months ended June 30, 2017, options to acquire 4.0 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three and six months ended June 30, 2016 - 3.9 million). In periods where a loss attributable to shareholders of Teekay has been incurred all stock-based awards are anti-dilutive.

16.	Subsequent Events

a)
In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day with purchase options for all four vessels throughout the lease term beginning in 2020. As a result of the transaction, Teekay Tankers expects to recognize an accounting write-down in the third quarter of 2017 of approximately $20.0 million per vessel subject to the transaction.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

b)
In July 2017, Teekay and Teekay Offshore announced entry into agreements for a strategic partnership with Brookfield Business Partners L.P. (or Brookfield) and related transactions (or the Brookfield Transaction). Subject to the satisfaction of various conditions to closing the transaction consisted of the following, among others:

•
Brookfield and Teekay will invest $610.0 million and $30.0 million, respectively, in Teekay Offshore in exchange for 244.0 million and 12.0 million new common units, respectively and 62.4 million and 3.1 million warrants, respectively, with an exercise price of $0.01 which are exercisable when Teekay Offshore's common unit price is equal to or greater than $4.00 per common unit until the seventh anniversary of the closing of the transaction. Following the investment, Brookfield will own approximately 60% and Teekay will own approximately 14% of the outstanding common units of Teekay Offshore;

•
Brookfield will acquire from Teekay a 49.0% interest in Teekay Offshore's general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in Teekay Offshore's general partner interest from Teekay in exchange for 1.0 million of the warrants to be issued to Brookfield as described above;

•
Teekay Offshore will repurchase and cancel all of the outstanding Series C-1 and Series D Preferred Units from the existing unitholders, for an aggregate of approximately $250.0 million in cash, which will save approximately $28.0 million annually in cash distributions. Concurrently, Teekay Offshore’s Series B Warrants to purchase common units issued on June 29, 2016 will be amended to reduce the exercise price of the Series B Warrants from $6.05 to $4.55;

•
Teekay Offshore has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment, subject to receipt of lenders' final internal approvals;

•
Brookfield will acquire from a subsidiary of Teekay, the $200.0 million subordinated promissory note issued by Teekay Offshore (the 2016 Teekay Corporation Promissory Note) on July 1, 2016 and extend its maturity date from 2019 to 2022. The 2016 Teekay Corporation Promissory Note will be purchased for an aggregate of $140.0 million and 11.4 million warrants to be issued to Brookfield as described above;

•
Teekay Offshore will transfer its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, a majority of Teekay Offshore's shuttle tanker fleet will be refinanced with a new $600.0 million, five-year debt facility, and two 50%-owned vessels will be refinanced with a new $71.0 million, four-year debt facility. In addition, an existing $250.0 million debt facility secured by the three East Coast of Canada newbuildings, and an existing $140.7 million private placement bond secured by two vessels, will be transferred from Teekay Offshore to ShuttleCo;

•
A significant portion of the existing NOK bonds, of which a portion are repayable in late-2017 and early-2018, and are due to mature in late-2018, will be repurchased with proceeds from a new five-year $250 million U.S. Dollar-denominated bond offering by ShuttleCo in the Norwegian bond market, which recently priced at a fixed coupon of 7.125% per annum; and

•
Certain financial institutions providing interest rate swaps to Teekay Offshore have agreed to (i) lower the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and security package currently provided by Teekay in return for a prepayment amount and fees.

As part of the Brookfield Transaction, Teekay Offshore has reduced its existing common unit distribution to reinvest cash in the business and further strengthen their balance sheet. For the quarter ended June 30, 2017, Teekay Offshore's general partner declared a cash distribution of $0.01 per common unit, compared to $0.11 per common unit in the prior quarter.

For additional information about these and related proposed transactions, please see Teekay’s Report on Form 6-K furnished to the SEC on August 1, 2017.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2016.
Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. We have general partnership interests in two publicly-listed master limited partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership interest of publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a small fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
In July 2017, Teekay and Teekay Offshore announced that they had agreed to enter into a strategic partnership with Brookfield Business Partners L.P. , together with its institutional partners (or Brookfield). This partnership is part of a comprehensive solution for Teekay Offshore to strengthen its balance sheet and fully fund its existing growth projects. This transaction will also result in an increase in Teekay Parent's liquidity and eliminates the financial guarantees currently provided by Teekay Parent to Teekay Offshore. This new partnership is explained more fully below in “Recent Developments in Teekay Offshore.”
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (together, the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to in this Report as Teekay Parent. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2016.
The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our unaudited consolidated financial statements.

	Revenues				Income (Loss) from Vessel Operations
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	June 30,		June 30,		June 30,		June 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016	2017	2016	2017	2016
Teekay Offshore	264,792	284,464	540,930	591,172	46,218	24,271	106,676	112,570
Teekay LNG	100,904	99,241	202,084	195,012	29,871	47,554	75,949	64,537
Teekay Tankers	108,789	145,738	239,274	317,047	1,587	32,948	12,328	89,772
Teekay Parent	65,495	83,104	123,861	180,830	(29,390)	(28,795)	(65,062)	(55,576)
Elimination of intercompany (1)(2)	(26,057)	(24,928)	(48,721)	(55,334)	—	—	—	—
Teekay Corporation Consolidated	513,923	587,619	1,057,428	1,228,727	48,286	75,978	129,891	211,303

(1)
During the six months ended June 30, 2017, Teekay chartered in three floating storage and off-take (or FSO) units and two shuttle tankers from Teekay Offshore, and two liquefied natural gas (or LNG) carriers from Teekay LNG. During the six months ended June 30, 2016, Teekay chartered in three FSO units, two shuttle tankers and one Aframax tanker from Teekay Offshore, two Aframax tankers from Teekay Tankers, and two LNG carriers from Teekay LNG.

(2)
During 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed revenue sharing arrangements of the Teekay group. Teekay Tankers and Teekay Parent each accounted for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results were reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL were accounted for on a consolidated basis by Teekay. On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL on a consolidated basis during the periods they were under common control of Teekay and had begun operations.

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our consolidated statements of loss and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and offloading (or FPSO) service contracts, the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment (or CoA) the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on revenues less voyage expenses (or Net Revenues), a non-GAAP financial measure, and TCE rates where applicable.
Summary
Teekay Corporation consolidated income from vessels operations decreased to $129.9 million for the six months ended June 30, 2017 compared to $211.3 million in the prior year. The primary reasons for this net decrease in our consolidated results are as follows:

•
in Teekay Tankers, lower average TCE rates earned in the spot tanker market in the six months ended June 30, 2017 compared to 2016, and various vessel employment changes, in-chartered vessel redeliveries and vessel sales in 2016 and 2017;

•
in Teekay LNG, the write-down of the European Spirit conventional tanker in June 2017 and a decrease in revenue due to uncertainty of collection of hire relating to Teekay LNG's six LPG carriers on charter to I.M. Skaugen SE (or Skaugen) in the first half of 2017;

•	in Teekay Parent, the contract amendment related to the Hummingbird Spirit FPSO which reduced its revenues; and

•
in Teekay Offshore, the termination of the charter contract of the Petrojarl Varg in 2016 and lower towage fleet rates and utilization, partially offset by the UMS fleet due to the write-down in 2016 relating to the cancellation of two UMS newbuildings contracts;

partially offset by

•
in Teekay LNG, the loss on sale of vessels recorded in 2016 upon the charterer, Centrofin Management Inc. (or Centrofin), exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively and the deliveries of the Oak Spirit, Creole Spirit and Torben Spirit in 2016 and 2017.

Details of the changes to our results of operations for each of our segments for the three and six months ended June 30, 2017 compared to same periods in the prior year are provided in the following sections.

Teekay Offshore
Recent Developments in Teekay Offshore
In July 2017, Teekay and Teekay Offshore announced entry into agreements for a strategic partnership with Brookfield and related transactions (or the Brookfield Transaction). Subject to the satisfaction of various conditions to closing, the transaction will consist of the following, among others:

•
Brookfield and Teekay will invest $610.0 million and $30.0 million, respectively, in Teekay Offshore, in exchange for 244.0 million and 12.0 million new common units, respectively and 62.4 million and 3.1 million warrants, respectively, with an exercise price of $0.01 and which are exercisable when Teekay Offshore's common unit price is equal to or greater than $4.00 per common unit until the seventh anniversary of the closing of the transaction. Following the investment, Brookfield will own approximately 60% and Teekay will own approximately 14% of the outstanding common units of Teekay Offshore;

•
Brookfield will acquire from Teekay a 49% interest in Teekay Offshore's general partner interest in exchange for $4.0 million and an option to purchase an additional 2% interest in Teekay Offshore's general partner interest from Teekay in exchange for 1.0 million of the warrants to be issued to Brookfield as described above;

•
Teekay Offshore will repurchase and cancel all of the outstanding Series C-1 and Series D Preferred Units from existing unitholders, for an aggregate of approximately $250 million in cash, which will save approximately $28.0 million annually in cash distributions. Concurrently, Teekay Offshore’s Series B Warrants to purchase common units issued on June 29, 2016 will be amended to reduce the exercise price of the Series B Warrants from $6.05 to $4.55;

•
Teekay Offshore has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date out to September 30, 2018, in exchange for a principal prepayment, subject to receipt of lenders' final internal approvals;

•
Brookfield will acquire from a subsidiary of Teekay, the $200 million subordinated promissory note issued by Teekay Offshore on July 1, 2016 (the 2016 Teekay Corporation Promissory Note) and extend its maturity date from 2019 to 2022. The 2016 Teekay Corporation Promissory Note is expected to be purchased for an aggregate of $140.0 million and 11.4 million warrants to be issued to Brookfield as described above;

•
Teekay Offshore will transfer its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, a majority of Teekay Offshore's shuttle tanker fleet will be refinanced with a new $600 million, five-year debt facility, and two 50% owned vessels will be refinanced with a new $71 million, four-year debt facility. In addition, an existing $250 million debt facility secured by the three East Coast of Canada newbuildings, and an existing $140.7 million private placement bond secured by two vessels, will be transferred from Teekay Offshore to ShuttleCo;

•
A significant portion of the existing Norwegian Kroner (or NOK) bonds, of which a portion are repayable in late-2017 and early-2018, and are due to mature in late-2018, will be repurchased with proceeds from a new five-year, $250 million U.S. Dollar denominated bond offering by ShuttleCo in the Norwegian bond market, which recently priced at a fixed coupon of 7.125% per annum; and

•
Certain financial institutions providing interest rate swaps to Teekay Offshore have agreed to (i) lower the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and security package currently provided by Teekay in return for a prepayment amount and fees.

As part of the Brookfield transaction, Teekay Offshore has reduced its existing common unit distribution to reinvest cash in the business and further strengthen Teekay Offshore’s balance sheet. For the quarter ended June 30, 2017, Teekay Offshore’s general partner declared a cash distribution of $0.01 per common unit, compared to $0.11 per common unit in the prior quarter.

For additional information about these and related proposed transactions, please see Teekay’s Report on Form 6-K furnished to the SEC on August 1, 2017.

In July 2017, Teekay Offshore signed an amendment to the Petrojarl I FPSO charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). The amended charter contracts includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original day rate plus oil price and production tariffs, which will provide the potential for Teekay Offshore to recover more than the reduction given in the first 18 months of the charter contract. As part of the renegotiation, the start-up of oil production on the Atlanta Field is expected to occur in the first quarter of 2018.
In June 2017, Teekay Offshore took delivery of the ALP Defender, the second of the four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, during the second quarter of 2017, Teekay Offshore received a reimbursement from the shipyard of $8.5 million and received an advance payment on a $15.8 million reimbursement related to delayed deliveries of the remaining two ultra-long distance towing and offshore installation newbuildings, which are scheduled to be delivered in late-2017 and early-2018.
In June 2017, Teekay Offshore finalized a three-year shuttle tanker CoA to service a development in the U.K. North Sea. The CoA which is expected to commence during the third quarter of 2017 and require the use of up to approximately 0.6 shuttle tanker equivalents per annum, will be serviced by Teekay Offshore's existing CoA shuttle tanker fleet.
In May 2017, Teekay Offshore completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, which commenced June 1, 2017. The contract extension includes a lump sum early termination fee payable if the contract is terminated prior to mid-2018. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.

In late-April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of Teekay Offshore, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. Teekay Offshore has disputed the termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently being demobilized after which it will proceed into lay-up.
In March 2017, Teekay Offshore finalized a five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and will be serviced by Teekay Offshore's existing CoA shuttle tanker fleet. The CoA will require the use of up to approximately 0.6 shuttle tanker equivalents per annum.
In March 2017, Teekay Offshore entered into a six-month, customer-funded, front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO and use it to negotiate the terms of a potential FPSO lease and operate contract for the development of the Cheviot field.
Operating Results – Teekay Offshore
The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional		Teekay Offshore
					Tankers		Total
	Three Months Ended June 30,
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	151,080	155,095	110,247	124,715	3,465	4,654	264,792	284,464
Voyage expenses	(20,158)	(16,978)	—	—	(38)	(610)	(20,196)	(17,588)
Vessel operating expenses	(54,626)	(49,196)	(35,079)	(41,365)	—	(166)	(89,705)	(90,727)
Time-charter hire expense	(15,387)	(14,764)	—	—	(4,120)	(4,065)	(19,507)	(18,829)
Depreciation and amortization	(37,790)	(36,823)	(36,497)	(37,234)	—	—	(74,287)	(74,057)
General and administrative expenses (1)	(6,219)	(5,604)	(7,070)	(8,217)	(90)	—	(13,379)	(13,821)
Asset impairments	(1,500)	(43,650)	—	—	—	—	(1,500)	(43,650)
Restructuring charges	—	(34)	—	(1,487)	—	—	—	(1,521)
Income (loss) from vessel operations	15,400	(11,954)	31,601	36,412	(783)	(187)	46,218	24,271

Equity income	—	—	3,425	3,626	—	—	3,425	3,626

Calendar-Ship-Days (2)
Shuttle Tankers	2,836	2,953	—	—	—	—	2,836	2,953
FSO Units	637	637	—	—	—	—	637	637
FPSO Units	—	—	546	546	—	—	546	546
Towage Units	648	546	—	—	—	—	648	546
UMS Unit	91	91	—	—	—	—	91	91
Conventional Tankers	—	—	—	—	182	182	182	182

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional		Teekay Offshore
					Tankers		Total
	Six Months Ended June 30,
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	310,527	320,205	223,102	257,499	7,301	13,468	540,930	591,172
Voyage expenses	(45,271)	(34,645)	—	—	(66)	(1,287)	(45,337)	(35,932)
Vessel operating expenses	(98,533)	(96,116)	(70,172)	(88,279)	10	(1,504)	(168,695)	(185,899)
Time-charter hire expense	(33,010)	(29,575)	—	—	(8,253)	(4,576)	(41,263)	(34,151)
Depreciation and amortization	(76,014)	(74,161)	(72,999)	(74,818)	—	—	(149,013)	(148,979)
General and administrative expenses (1)	(12,916)	(11,227)	(14,900)	(16,891)	(180)	(172)	(27,996)	(28,290)
Asset impairments	(1,500)	(43,650)	—	—	—	—	(1,500)	(43,650)
Net (loss) gain on sale of vessels and equipment	—	(245)	—	—	—	65	—	(180)
Restructuring charges	—	(34)	(450)	(1,487)	—	—	(450)	(1,521)
Income (loss) from vessel operations	43,283	30,552	64,581	76,024	(1,188)	5,994	106,676	112,570

Equity income	—	—	7,900	8,909	—	—	7,900	8,909

Calendar-Ship-Days (2)
Shuttle Tankers	5,675	5,931	—	—	—	—	5,675	5,931
FSO Units	1,267	1,274	—	—	—	—	1,267	1,274
FPSO Units	—	—	1,086	1,092	—	—	1,086	1,092
Towage Units	1,330	1,092	—	—	—	—	1,330	1,092
UMS unit	181	182	—	—	—	—	181	182
Conventional Tankers	—	—	—	—	362	364	362	364

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics
Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, its HiLoad Dynamic Positioning (or HiLoad DP) unit, towage vessels and one UMS. As at June 30, 2017, the shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit which is currently in lay-up. Of these 34 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. All of Teekay Offshore's operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Teekay Offshore's shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in Teekay Offshore's vessel operating expenses.
The average size of Teekay Offshore’s owned shuttle tanker fleet decreased for the three and six months ended June 30, 2017 compared to the same periods last year, primarily due to the sales of the Navion Torinita and the Navion Europa in January 2016 and November 2016, respectively. Three shuttle tanker newbuildings have been excluded from the calendar-ship-days until they are delivered to Teekay Offshore.
As at June 30, 2017, Teekay Offshore’s FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, and in which Teekay Offshore’s ownership interests range from 89% to 100% and one unit, the Randgrid, for which Teekay Offshore's ownership interest is 100%, and one idle unit, the Navion Saga, for which our ownership interest is 100%. The Randgrid completed its conversion from a shuttle tanker to an FSO unit in June 2017 and is currently en route to the Gina Krog oil and gas field location in the North Sea, where it is expected to commence operations in the fourth quarter of 2017 under a three-year time-charter contract, which includes 12 additional one-year extension options. The Navion Saga FSO unit was held for sale as at June 30, 2017.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in revenues and vessel operating expenses.
As at June 30, 2017, Teekay Offshore’s towage vessel fleet consisted of eight long-distance towing and offshore installation vessels and two long-distance towing and offshore installation vessel newbuildings, which are scheduled to deliver in late-2017 and early-2018. Teekay Offshore owns a 100% interest in each of the vessels in its towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.
The average number of Teekay Offshore’s towing and offshore installation vessels increased for the three and six months ended June 30, 2017, compared to the same periods last year, due to the delivery of Teekay Offshore's two towage newbuilding vessel, the ALP Striker and the ALP Defender, in September 2016 and June 2017, respectively. The average number of Teekay Offshore's chartered-in towing and offshore installation vessels increased for the six months ended June 30, 2017, compared to the same period last year, due to the in-chartering of two vessels for a project completed during the six months ended June 30, 2017.
As at June 30, 2017, Teekay Offshore’s UMS fleet consisted of one operational unit, the Arendal Spirit, in which Teekay Offshore owns a 100% interest. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit. No revenue has been recognized for this unit since November 2016, for reasons described above.
Income from vessel operations for Teekay Offshore’s Offshore Logistics business increased to $15.4 million and $43.3 million for the three and six months ended June 30, 2017, compared to loss of $12.0 million and income of $30.6 million for the same periods last year, primarily as a result of:

•
increases of $34.7 million and $22.3 million for the three and six months ended June 30, 2017, in the UMS fleet due to the write-down in 2016 relating to the cancellation of two UMS newbuildings contracts, partially offset by lower revenues due to the charterer not paying charter hire payments since early-November 2016, and the subsequent termination of the charter contract in late-April 2017 resulting in the recognition of the remaining deferred revenue relating to the charter contract and the write-off of deferred operating expenses;

•
increases of $2.7 million and $3.7 million, respectively, for the three and six months ended June 30, 2017, due to lower vessel operating expenses primarily due to the sale of the Navion Europa shuttle tanker in November 2016;

•
an increase of $2.6 million for the three and six months ended June 30, 2017 due to the Petronordic and Petroatlantic shuttle tankers commencing time-charter-out contracts in April 2017 after completing their respective bareboat charters; and

•
increases of $3.0 million and $8.0 million, respectively, for the three and six months ended June 30, 2017, in the results of the shuttle fleet due to an increase in project revenues and an increase in results from Teekay Offshore's CoA fleet mainly due to higher fleet utilization, partially offset by lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market and decreased spot in-chartering of shuttle tankers;

partially offset by

•
decreases of $7.0 million and $9.0 million, respectively, for the three and six months ended June 30, 2017, in the towage fleet due to a decrease in utilization and rates due to weakness in the offshore market, and the delivery of the ALP Striker and ALP Defender in September 2016 and June 2017, respectively;

•
decreases of $4.0 million and $8.2 million, respectively, for the three and six months ended June 30, 2017, in the shuttle fleet due to the redelivery of one vessel to Teekay Offshore in June 2016 as it completed its time-charter-out agreement and in-chartering of one vessel from September 2016, partially offset by the redelivery of one vessel by Teekay Offshore in December 2016; and

•
decreases of $3.9 million and $7.2 million, respectively, for the three and six months ended June 30, 2017, in the FSO fleet due to the redelivery of the Navion Saga FSO in October 2016 following the completion of its time-charter-out contract, and the write-down of the Falcon Spirit as a result of a decrease in the estimated residual value of the unit.

Teekay Offshore – Offshore Production
Offshore Production consists of Teekay Offshore’s FPSO units. As at June 30, 2017, the FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through Teekay Offshore's 50/50 joint venture with OOG, has completed its conversion into an FPSO unit and arrived at the Libra field located in the Santos Basin offshore Brazil where it is expected to commence operations in the third quarter of 2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard (or Damen) in the Netherlands and is scheduled to commence operations under a five-year fixed-rate charter contract with QGEP in early-2018.

In late-2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol) based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which redelivery occurred at the end of July 2016.
FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore’s vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.
Income from vessel operations for Teekay Offshore’s Offshore Production business decreased to $31.6 million and $64.6 million for the three and six months ended June 30, 2017, respectively, compared to $36.4 million and $76.0 million for the same periods last year, primarily as a result of:

•
decreases of $7.4 million and $17.9 million, respectively, for the three and six months ended June 30, 2017, for the Petrojarl Varg FPSO unit due to no longer receiving the capital portion of the charter hire since February 1, 2016, subsequent to the termination of the charter contract by Repsol and the unit was decommissioned at the end of July 2016 and is now in lay-up; and

•	decreases of $1.6 million and $1.5 million, respectively, for the three and six months ended June 30, 2017, due to a decrease in incentive compensation from the Voyageur Spirit;
partially offset by

•
increases of $1.9 million and $4.0 million, respectively, for the three and six months ended June 30, 2017, for the Petrojarl Knarr FPSO unit primarily due to lower crew and repair and maintenance costs relating to the unit preparing for the final performance tests during the first and second quarter of 2016;

•
increases of $1.1 million and $2.0 million, respectively, for the three and six months ended June 30, 2017, from lower general and administrative expenses, primarily from cost saving initiatives and lower expenses as a result of the redelivery and lay-up of the Petrojarl Varg FPSO unit in August 2016; and

•	an increase of $1.5 million for the six months ended June 30, 2017 from restructuring charges in 2016 which primarily relate to the reorganization of Teekay Offshore's Offshore Production business.
Teekay Offshore – Conventional Tankers
As at June 30, 2017, Teekay Offshore's conventional tanker fleet consisted of two in-chartered conventional tankers. In March 2016, Teekay Offshore terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay and received an early termination fee of $4.0 million from Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers, which were subsequently renamed Blue Pride and Blue Power, respectively, by the new owners. As part of the sales agreements, Teekay Offshore has in-chartered these vessels back commencing from March 2016, for a period of three years. One vessel is fixed on a two-year time-charter-out contract which commenced during 2016 and the other vessel is trading in the spot conventional tanker market.

(Loss) income from vessel operations decreased to losses of $0.8 million and $1.2 million for the three and six months ended June 30, 2017, respectively, compared to a loss of $0.2 million and income of $6.0 million for the same periods last year, primarily as a result of:

•
a decrease of $4.0 million for the six months ended June 30, 2017 relating to a termination fee received from Teekay for the early termination of the time-charter-out contract of the Kilimanjaro Spirit conventional tanker in March 2016; and

•
a decrease of $3.2 million for the six months ended June 30, 2017 due the sale of the Kilimanjaro Spirit and Fuji Spirit conventional tankers in March 2016, and the subsequent in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.

Teekay LNG
Recent Developments in Teekay LNG

In March 2017 and July 2017, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which Teekay LNG has a 50% ownership interest, took delivery of the Kallo LPG carrier and Kruibeke LPG carrier, respectively, and upon deliveries sold and leased back the vessels. In April 2017, Exmar LPG Joint Venture entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. for one additional LPG carrier newbuilding scheduled for delivery in mid-2018. As at August 1, 2017, the Exmar LPG Joint Venture had three LPG carrier newbuildings scheduled for delivery between late-2017 and mid-2018. The Exmar LPG Joint Venture has secured vessel financing upon delivery for two of its three remaining LPG carrier newbuildings. The installment payments on the third LPG carrier newbuilding are expected to be financed by the joint venture's existing liquidity and the joint venture expects to secure long-term financing prior to vessel delivery.

In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to Teekay LNG that it will not exercise its one-year extension option under the charter contract and will redeliver the vessel to Teekay LNG in late-August 2017. Upon receiving this notification, Teekay LNG commenced marketing the vessel for sale and recorded a $12.6 million write-down of the vessel for the three and six months ended June 30, 2017. In addition, in August 2017, the same charterer gave formal notice to Teekay LNG that it will not exercise its one-year extension option under the charter contract for the African Spirit Suezmax tanker and will redeliver the vessel to Teekay LNG in October 2017.

Teekay LNG has two LNG carriers currently on bareboat charter contracts with Awilco LNG ASA (or Awilco) with fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from Teekay LNG at the end of their respective terms. Awilco is currently facing financial challenges, including going concern issues, and its ability to continue to make charter payments to Teekay LNG and to honor its purchase obligations is in question. In June 2017, Teekay LNG reached an agreement with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. A key condition of the agreement required Awilco to raise a minimum amount of equity of $25 million, which was successfully completed in May 2017. This agreement, which contemplates Teekay LNG deferring between $10,600 per day and $20,600 per day per vessel from July 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts.

In May 2017, Teekay LNG entered into a 10-year $181 million sale-leaseback agreement with Bank of Communications Financial Leasing Co. Ltd. (or BCL) for one of its eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in mid-2018. BCL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from BCL.

In May 2017, the Teekay LNG-Marubeni Joint Venture signed an 18-month charter contract (plus one-year extension option) with a major Japanese utility company, commencing in the fourth quarter of 2018. This charter contract will be serviced by the Methane Spirit, which is currently trading in the short-term market.

Teekay LNG has six LPG carriers currently on bareboat charter contracts with Skaugen with contract terms ending between 2019 and 2026. As at March 31, 2017, Teekay LNG had not been paid by Skaugen for a portion of the charter hire for the vessels for the period from August 2016 to March 31, 2017, relating to these six vessels and totaling approximately $12.9 million. As an alternative payment for a portion of these amounts, Skaugen offered to Teekay LNG its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which is owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), The National Oil & Gas Authority B.S.C.(c) (or Nogaholding) (35%) and Suffun Bahrain W.L.L. (or Suffun) (30%) (or the Skaugen LPG Joint Venture). Both Nogaholding and Suffun exercised their option to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, Teekay LNG acquired a 100% ownership interest in the Skaugen LPG Joint Venture for an aggregate purchase price of $13.2 million, including the application of $4.6 million of the outstanding hire owing to Teekay LNG by Skaugen to acquire Skaugen's 35% ownership interest in the Skaugen LPG Joint Venture. Following Teekay LNG's acquisition of Skaugen LPG Joint Venture, Teekay LNG continues to trade the Norgas Sonoma in the Norgas pool. There is uncertainty about Skaugen's ability to pay future charter hire for Teekay LNG's six LPG carriers on charter to it which may impact Teekay LNG's revenues and cash flows in future periods if we are not able to redeploy the vessels at similar rates. Currently, amounts owing to Teekay LNG from Skaugen under the charter amount to approximately $6 million each quarter, based on the contracted charter rates. As at June 30, 2017, Teekay LNG had not recognized the revenue relating to unpaid charter hire of $13.9 million from Skaugen given the uncertainty of its collection, of which $5.5 million and $9.4 million relates to the three and six months ended June 30, 2017, respectively.

In April 2017, Teekay LNG entered into a 10-year $174 million sale-leaseback agreement with China Construction Bank Financial Leasing Co. Ltd. (or CCBL) for one of its eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in late-2017. CCBL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from CCBL.

In February 2017, Teekay LNG took delivery of the Torben Spirit and concurrently sold this vessel to a third party and leased it back under a 10-year bareboat charter contract. The Torben Spirit commenced its 10-month plus one-year option charter contract with a major energy company on March 3, 2017. Prior to the expiration of this charter, Teekay LNG will seek to secure a long-term contract on this vessel. As at June 30, 2017, Teekay LNG had eight wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between late-2017 and early-2019 and all of which have fixed-rate time-charter contracts in place.

Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG's 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed in August 2016 and in January 2017 to extend the deferral period to December 31, 2017. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2017. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for 2017 compared to original charter rates earned prior to December 31, 2015, is estimated to be a reduction to equity income ranging from $6 million to $7 million per quarter, depending on any sub-chartering employment opportunities.

In July 2017, the Teekay LNG-Marubeni Joint Venture secured short-term charter contracts for two of its vessels trading in the short-term market. The Magellan Spirit commenced a six-month contract (plus two three-month option periods) in July 2017 and the Arwa Spirit will commence a 15-month charter contract in the fourth quarter of 2017.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended June 30,
	2017	2016	2017	2016	2017	2016

Revenues	89,431	84,497	11,473	14,744	100,904	99,241
Voyage expenses	(602)	(126)	(394)	(416)	(996)	(542)
Vessel operating expenses	(21,374)	(16,734)	(4,627)	(5,678)	(26,001)	(22,412)
Depreciation and amortization	(23,839)	(20,474)	(2,955)	(2,395)	(26,794)	(22,869)
General and administrative expenses (1)	(3,573)	(4,679)	(1,069)	(1,185)	(4,642)	(5,864)
Loss on sale of vessels	—	—	(12,600)	—	(12,600)	—
Income (loss) from vessel operations	40,043	42,484	(10,172)	5,070	29,871	47,554

Equity income	(507)	29,567	—	—	(507)	29,567

Calendar-Ship-Days (2)
Liquefied Gas Carriers	2,073	1,820	—	—	2,073	1,820
Conventional Tankers	—	—	546	607	546	607

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Six Months Ended June 30,
	2017	2016	2017	2016	2017	2016

Revenues	178,378	163,082	23,706	31,930	202,084	195,012
Voyage expenses	(948)	(243)	(1,485)	(756)	(2,433)	(999)
Vessel operating expenses	(40,039)	(31,966)	(9,350)	(12,299)	(49,389)	(44,265)
Depreciation and amortization	(47,059)	(39,159)	(5,855)	(7,321)	(52,914)	(46,480)
General and administrative expenses (1)	(6,953)	(9,041)	(1,846)	(2,251)	(8,799)	(11,292)
Loss on sale of vessels	—	—	(12,600)	(27,439)	(12,600)	(27,439)
Income (loss) from vessel operations	83,379	82,673	(7,430)	(18,136)	75,949	64,537

Equity income	5,380	39,065	—	—	5,380	39,065

Calendar-Ship-Days (2)
Liquefied Gas Carriers	3,992	3,592	—	—	3,992	3,592
Conventional Tankers	—	—	1,075	1,335	1,075	1,335

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers
As at June 30, 2017, Teekay LNG’s liquefied gas fleet, including newbuildings, included 50 LNG carriers and 30 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. However, the table below only includes the 16 LNG carriers and seven LPG/Multigas carriers that are accounted for under the consolidation method of accounting.
The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 3,992 days for the six months ended June 30, 2017 from 3,592 days for the same period in 2016, as a result of the deliveries of the Creole Spirit, Oak Spirit, and Torben Spirit in February 2016, July 2016, and February 2017, respectively. During the six months ended June 30, 2017, one of Teekay LNG's consolidated vessels was off-hire for repairs and a second vessel for a scheduled dry docking, and the Torben Spirit was idle for three days prior to its charter contract commencement, compared to two consolidated vessels in this segment being off-hire for seven days and the Creole Spirit being idle for 12 days prior to its charter contract commencement in the same period last year.
Income from vessel operations for Teekay LNG’s liquefied gas carriers decreased to $40.0 million and increased to $83.4 million for the three and six months ended June 30, 2017, respectively, compared to $42.5 million and $82.7 million for the same periods last year, primarily as a result of:

•
decreases of $5.5 million and $9.4 million, for the three and six months ended June 30, 2017, respectively, due to uncertainty of collection of hire receipts relating to Teekay LNG's six LPG carriers on charter to Skaugen in the first half of 2017;

•
a decrease of $2.4 million for the three and six months ended June 30, 2017, relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of Teekay LNG's LNG carriers; and

•	a decrease of $2.2 million for the six months ended June 30, 2017 due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking;
partially offset by

•
increases of $2.1 million and $14.0 million, for the three and six months ended June 30, 2017, respectively, as a result of the deliveries of the Oak Spirit, Creole Spirit, and Torben Spirit and the commencements of their charter contracts; and

•
increases of $1.5 million and $5.1 million, for the three and six months ended June 30, 2017, respectively, primarily due to additional revenue recognized in the first quarter of 2017 relating to the accelerated dry docking of two LNG carriers, the costs of which were reimbursed by the charterer.

Equity (loss) income related to Teekay LNG’s liquefied gas carriers decreased to a loss of $0.5 million and income of $5.4 million for the three and six months ended June 30, 2017, respectively, compared to income of $29.6 million and $39.1 million for the same periods last year, as set forth in the table below:

(in thousands of U.S. Dollars)							Total
	Angola	Exmar	Exmar	MALT	RasGas 3		Equity
	LNG	LNG	LPG	LNG	LNG		(Loss)
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended June 30, 2017	2,397	2,362	(311)	(4,420)	4,044	(4,579)	(507)
Three months ended June 30, 2016	253	2,170	5,315	16,519	5,473	(163)	29,567
Difference	2,144	192	(5,626)	(20,939)	(1,429)	(4,416)	(30,074)

(in thousands of U.S. Dollars)	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Six months ended June 30, 2017	6,646	4,637	347	(10,386)	8,925	(4,789)	5,380
Six months ended June 30, 2016	(1,766)	4,182	11,818	14,144	10,905	(218)	39,065
Difference	8,412	455	(11,471)	(24,530)	(1,980)	(4,571)	(33,685)

The $2.1 million and $8.4 million increases for the three and six months ended June 30, 2017, respectively, in Teekay LNG's 33% investment in the four Angola LNG Carriers was primarily due to mark-to-market changes on non-designated derivative instruments. The mark-to-market changes resulted from smaller decreases in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same periods last year.

The $5.6 million and $11.5 million decreases for the three and six months ended June 30, 2017, respectively, in Teekay LNG's 50% ownership interest in the Exmar LPG Joint Venture was primarily due to more vessels trading in the spot market in the first half of 2017 compared to higher fixed rates earned in the same periods last year, the scheduled dry docking of the Eupen in the second quarter of 2017, and the sale of the Brugge Venture in January 2017. These decreases were partially offset by revenue earned from three LPG carrier newbuildings that delivered between June 2016 and March 2017.

The $20.9 million and $24.5 million decreases for the three and six months ended June 30, 2017, respectively, in Teekay LNG's 52% investment in the MALT LNG Carriers was primarily due to the settlement payment awarded to the joint venture in 2016 for the disputed contract termination relating to the Magellan Spirit, of which Teekay LNG's proportionate share was $20.3 million; a further deferral effective August 2016 of a portion of the charter payments for the Marib Spirit and Arwa Spirit that are chartered to service the YLNG plant in Yemen, which has been closed since 2015; and lower spot rates earned on the redeployment of the Magellan Spirit and Methane Spirit after their short-term charter contracts ended in June 2016 and July 2016, respectively.

The $4.4 million and $4.6 million decreases for the three and six months ended June 30, 2017, respectively, in Teekay LNG's other equity-accounted investments were primarily due to unrealized losses on interest rate swaps in the second quarter of 2017 in Teekay LNG's 30% ownership interest in the assets for the development of an LNG receiving and regasification terminal in Bahrain (or the Bahrain LNG Joint Venture).
Teekay LNG – Conventional Tankers
As at June 30, 2017, Teekay LNG’s conventional tanker fleet included four Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, three of which it owns (including one classified as held for sale) and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters.
The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 1,075 days for the six months ended June 30, 2017 from 1,335 days for the same period in 2016, primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively. During the six months ended June 30, 2017, the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold, compared to no off-hire days during the same period last year.
Income (loss) from vessel operations for Teekay LNG’s conventional tankers decreased to losses of $10.2 million and $7.4 million for the three and six months ended June 30, 2017, respectively, compared to income of $5.1 million and loss of $18.1 million for the same periods last year, primarily as a result of:

•
a decrease of $12.6 million for the three and six months ended June 30, 2017, due to the write-down of the European Spirit as Teekay LNG commenced marketing the vessel for sale upon receiving notification from the charterer of the vessel in late-June 2017 that it will redeliver the vessel back to Teekay LNG upon completion of its charter contract in August 2017; and

•
a decrease of $2.3 million and an increase of $22.1 million, respectively, for three and six months ended June 30, 2017, due to the sales of the Bermuda Spirit and Hamilton Spirit in 2016 and Asian Spirit in the first quarter of 2017, including a $27.4 million loss on sale of vessels in the three months ended March 31, 2016, partially offset by the resulting decrease in operating income in the three and six months ended June 30, 2017.

Teekay Tankers
Recent Developments in Teekay Tankers
In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day with purchase options for all four vessels throughout the lease term beginning in 2020. As a result of the transaction, Teekay Tankers expects to recognize an accounting write down in the third quarter of 2017 of approximately $20 million per vessel subject to the transaction.

In June 2017, Teekay Tankers completed the sale of an Aframax tanker, the Kyeema Spirit. The vessel was written down to its agreed sales price in March 2017. Teekay Tankers recognized a loss on sale of the vessel of $2.8 million in the six months ended June 30, 2017.

In May 2017, Teekay Tankers entered into a merger agreement (or the Merger Agreement) to acquire all of the remaining issued and outstanding shares of Tanker Investments Ltd. (or TIL) in a share-for-share merger at an exchange ratio of 3.3 of Teekay Tankers' Class A common stock for each share of TIL common stock. TIL owns a modern fleet of 10 Suezmax tankers, 6 Aframax tankers and two Long Range 2 (or LR2) product tankers with an average age of 7.3 years. The transaction is subject to customary closing conditions, approval by the shareholders of TIL, and approval by Teekay Tankers' shareholders of an increase in the authorized number of its Class A common shares to permit the issuance of Class A common shares as merger consideration. Teekay Tankers expects to complete the merger in the fourth quarter of 2017. Teekay Tankers expects the merger will strengthen its balance sheet and liquidity position, will be accretive to the earnings per share, and establish Teekay Tankers’ market leading presence in key markets, resulting in improved vessel utilization and improved earnings.

As part of the accounting for the Merger Agreement, GAAP treats Teekay Tankers' existing non-controlling interest (or equity investment) in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value which forms part of the cost of the acquisition of the 100% controlling interest in TIL. As a result of the expected closing of the merger, Teekay Tankers recognized an impairment of $28.1 million during the quarter ended June 30, 2017 related to its equity investment in TIL, based on the TIL share price at June 30, 2017. If the merger transaction is completed, Teekay Tankers will be required to again remeasure its equity investment to fair value at the relative share price at the date of the acquisition, which could result in an additional gain or loss.

On May 31, 2017, Teekay Tankers completed the acquisition from Teekay of the remaining 50% interest in TTOL for $39.1 million, which includes $13.1 million for assumed working capital, in exchange for Teekay Tankers' issuance to Teekay of approximately 13.8 million shares of its Class B common stock and as well as working capital consideration of $13.1 million.

Prior to May 31, 2017, Teekay Tankers owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since Teekay Tankers acquired the remaining 50% of TTOL on May 31, 2017, Teekay Tankers owns 100% of TTOL and now consolidate its results. Periods prior to May 31, 2017 have been recast to include 100% of TTOL results on a consolidated basis in accordance with common control accounting as required under GAAP. This impact of this recasting is referred to herein as the Entities under Common Control.

In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers, the Ganges Spirit and Yamuna Spirit, for an aggregate sales price of $32.6 million. Teekay Tankers recognized a loss on sale of the vessels of $1.8 million in the three months ended March 31, 2017.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenues	108,789	145,738	239,274	317,047
Voyage expenses	(19,430)	(9,352)	(43,185)	(21,850)
Vessel operating expenses	(46,853)	(46,389)	(90,991)	(91,462)
Time-charter hire expense	(7,997)	(15,913)	(21,624)	(36,629)
Depreciation and amortization	(24,415)	(25,621)	(49,324)	(52,688)
General and administrative	(8,365)	(9,095)	(17,253)	(18,226)
Loss on sale of vessels	(142)	(6,420)	(4,569)	(6,420)
Income from vessel operations	1,587	32,948	12,328	89,772

Equity (loss) income	(28,027)	3,615	(26,900)	5,849

Calendar-Ship-Days (1)
Conventional Tankers	4,079	4,872	8,378	10,046

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market and TCE Rates
Crude tanker spot rates softened during the second quarter of 2017 due to the combined impact of lower OPEC oil production, high tanker fleet growth and normal seasonal weakness. Rates have continued to decline at the start of the third quarter of 2017, in what is normally the weakest part of the year for tanker rates.
OPEC supply cuts continue to have a negative impact on crude tanker demand, with OPEC crude oil production averaging 32.1 million barrels per day (or mb/d) through the first half of 2017 compared with production of 33.2 mb/d at the end of 2016. The majority of these supply cuts have come from the Middle East nations, led by Saudi Arabia.
Some of this weakness has been offset by an increase in exports from key mid-size load regions. US crude oil exports have averaged 750 thousand barrels per day (or kb/d) through the first half of 2017 compared with average exports of 485 kb/d in 2016, with oil increasingly moving long-haul to destinations such as India and China. Production has also been recovering in recent weeks in Nigeria and Libya, both of which are exempt from OPEC supply cuts. Libyan production reportedly reached 1 mb/d as of July 2017, which if confirmed would be the highest production level since mid-2013. Nigerian crude production reached 1.6 mb/d in June 2017, the highest since April 2016. Taken together, these developments should be positive for mid-size tanker demand in the Atlantic basin.
In addition to these positive trade fundamentals, global oil demand growth remains robust with forecast growth of approximately 1.4 mb/d in 2017 and a further 1.4 mb/d in 2018, according to the International Energy Agency (or IEA). This is an upwards revision since last quarter due to higher than expected demand growth in the non-OECD areas.
Despite these positive demand factors, high tanker fleet growth continues to significantly challenge the tanker market and has led to a decrease in tanker fleet utilization and tanker rates through the first half of the year. The global tanker fleet grew by 19.4 million deadweight tons (or mdwt), or 3.5% in the first half of 2017, due to a heavy delivery schedule for large crude tankers and a continued lack of scrapping. For 2017 as a whole, we forecast tanker fleet growth of approximately 5.5%, similar to 2016 levels, with particularly high fleet growth in the Suezmax segment (approximately 10%). However, we anticipate much lower fleet growth in 2018 as the orderbook rolls off, while an increase in tanker scrapping is expected as a number of vessels reach their fourth special survey date. New regulations may also increase scrapping in the medium-term, although we note that the International Maritime Organization’s implementation date for installation of ballast water treatment systems has been deferred from September 2017 to September 2019.

Overall, we expect weak tanker rates to persist during the remainder of the third quarter of 2017 before a normal seasonal uptick in the fourth quarter of 2017. Looking ahead to 2018, we believe that a significant slowdown in tanker fleet growth coupled with better oil market fundamentals, is expected to lead to a recovery in freight rates, particularly from the second half of 2018.

Teekay Tankers – Conventional Tankers
As at June 30, 2017, Teekay Tankers owned 40 double-hulled conventional oil and product tankers, time-chartered in three Aframax vessels from third parties and owned a 50% interest in one Very Large Crude Carrier (or VLCC).
Income from vessel operations decreased to $1.6 million and $12.3 million for the three and six months ended June 30, 2017, respectively, compared to $32.9 million and $89.8 million, respectively, for the same periods in the prior year, primarily as a result of:

•
decreases of $24.6 million and $45.6 million for the three and six months ended June 30, 2017, respectively, due to lower average realized rates earned by Suezmax, Aframax, LR2 and Medium Range (or MR tankers);

•
a net decrease of $12.9 million for the six months ended June 30, 2017, primarily due to the redeliveries of ten in-chartered vessels to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, one Aframax tanker and two MR product tankers in 2016 and 2017, partially offset by a lower write-down of tankers recognized in the six months ended June 30, 2017 compared to the same period in the prior year and the addition of two Aframax in-charters that were delivered to Teekay Tankers during late 2016;

•
net decreases of $10.4 million and $24.6 million for the three and six months ended June 30, 2017, respectively, due to various vessel employment changes in response to changing tanker market rates; and

•	a decrease of $1.2 million for the six months ended June 30, 2017, due to in-process revenue contract amortization that Teekay Tankers recognized in revenue in the first quarter of 2016;
partially offset by

•	an increase of $2.3 million for the six months ended June 30, 2017, primarily due to the timing and scope of repairs and planned maintenance activities in 2017 as compared to 2016; and

•
an increase of $1.2 million for the six months ended June 30, 2017, primarily due to higher legal expenses incurred in the first quarter of 2016 related to the STX Offshore & Shipbuilding Co., Ltd. arbitration and to financing activities;

•	net increases of $1.1 million and $2.2 million for the three and six months ended June 30, 2017, respectively, due to fewer off-hire days compared to the same periods in the prior year;

•	a net increase of $1.0 million for the three months ended June 30, 2017, primarily due to higher net results from the lightering support service operations;

•
a net increase of $1.0 million for the three months ended June 30, 2017, primarily due to the write-down of one MR product tanker to the agreed sales price in the second quarter of 2016 and the addition of two Aframax in-charters that were delivered to us during late 2016, partially offset by the redeliveries of ten in-charters to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, one Aframax tanker and two MR product tankers in 2016 and 2017; and

•	an increase of $0.8 million for the six months ended June 30, 2017, due to higher average rates earned on out-chartered Aframax tankers.
Equity loss was $28.0 million and $26.9 million for the three and six months ended June 30, 2017, respectively, compared to equity income of $3.6 million and $5.8 million, respectively, for the same periods in the prior year. The changes were primarily due to:

•
decreases of $30.2 million and $32.0 million for the three and six months ended June 30, 2017, respectively, primarily due to a $28.1 million write-down of the investment in TIL to its fair market value and lower equity earnings from TIL resulting from lower average realized spot rates earned; and

•
decreases of $1.4 million and $1.0 million for the three and six months ended June 30, 2017, respectively, from the High-Q joint venture primarily resulting from a profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Teekay Parent
Recent Developments in Teekay Parent

As described above, in July 2017, Teekay and Teekay Offshore announced entry into the Brookfield Transaction, which is explained more fully above in “Recent Developments in Teekay Offshore.”

The Banff FPSO has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit will stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate.

In the first half of 2016, the Hummingbird Spirit FPSO was operating in the latter part of its charter contract with Centrica Energy (or Centrica) whereby Centrica could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Centrica to extend the firm period to September 2017 (with Centrica's right to terminate the contract no earlier than March 1, 2017) in exchange for a lower fixed charter rate and an oil price tariff. The contract amendment took effect on July 1, 2016. In February 2017, Teekay Parent entered into a new heads of terms with Centrica to extend the contract for an additional three years from October 2017 to September 2020. This contract extension was completed during the second quarter of 2017.
Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for the three and six months ended June 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Three Months Ended June 30, 2017
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	48,173	58,600	1,757	9,534	15,565	14,970	65,495	83,104
Voyage expenses	(9)	(9)	(63)	(50)	(99)	(882)	(171)	(941)
Vessel operating expenses	(33,115)	(38,004)	(1,762)	(2,693)	(10,731)	(6,131)	(45,608)	(46,828)
Time-charter hire expense	(11,725)	(7,448)	(2,776)	(5,384)	(11,072)	(11,521)	(25,573)	(24,353)
Depreciation and amortization	(17,320)	(17,798)	—	(847)	75	113	(17,245)	(18,532)
General and administrative expenses (1)	(4,622)	(3,110)	(144)	(201)	(1,522)	(1,103)	(6,288)	(4,414)
Asset impairments	—	—	—	(12,535)	—	—	—	(12,535)
Restructuring charges	—	(574)	—	—	—	(3,722)	—	(4,296)
Loss from vessel operations	(18,618)	(8,343)	(2,988)	(12,176)	(7,784)	(8,276)	(29,390)	(28,795)

Equity (loss) income	(750)	(394)	(20,918)	2,139	(1,030)	(223)	(22,698)	1,522

Calendar-Ship-Days (2)
FPSO Units	273	273	—	—	—	—	273	273
Conventional Tankers	—	—	182	358	—	—	182	358
Gas Carriers	—	—	—	—	182	182	182	182
FSO Units	91	91	—	—	182	182	273	273
Shuttle Tankers	182	182	—	—	—	—	182	182
Bunker Barges	—	—		—	91	182	91	182

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Six Months Ended June 30, 2017
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	92,515	113,806	3,924	23,584	27,422	43,440	123,861	180,830
Voyage expenses	(9)	(18)	94	(148)	(873)	(1,655)	(788)	(1,821)
Vessel operating expenses	(70,402)	(82,852)	(3,420)	(5,109)	(16,909)	(12,630)	(90,731)	(100,591)
Time-charter hire expense	(19,100)	(13,881)	(5,759)	(16,886)	(22,734)	(23,811)	(47,593)	(54,578)
Depreciation and amortization	(34,639)	(35,596)	—	(1,717)	119	224	(34,520)	(37,089)
General and administrative expenses (1)	(7,284)	(6,657)	(286)	(470)	(5,995)	(4,383)	(13,565)	(11,510)
Asset impairments	—	—	—	(12,535)	—	—	—	(12,535)
Restructuring charges	(110)	(845)	—	—	(1,616)	(17,437)	(1,726)	(18,282)
Loss from vessel operations	(39,029)	(26,043)	(5,447)	(13,281)	(20,586)	(16,252)	(65,062)	(55,576)
							—
Equity (loss) income	(1,977)	(3,052)	(20,676)	4,945	(1,187)	(563)	(23,840)	1,330
							—
Calendar-Ship-Days (2)							—
FPSO Units	543	546	—	—	—	—	543	546
Conventional Tankers	—	—	362	798	—	—	362	798
Gas Carriers	—	—	—	—	362	364	362	364
FSO Units	181	182	—	—	362	364	543	546
Shuttle Tankers	362	364	—	—	—	—	362	364
Bunker Barges	—	—	—	—	181	364	181	364

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units in 2017 and 2016 and one conventional tanker in 2016, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production

Offshore Production consists primarily of our FPSO units. As at June 30, 2017, we had a direct interest in three 100%-owned operating FPSO units.

The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The declines in the price of oil have negatively impacted our incentive compensation under these contracts and may negatively impact our future revenues if the oil prices remain at or fall below current levels.
Loss from vessel operations for Teekay Parent’s Offshore Production business was $18.6 million and $39.0 million for the three and six months ended June 30, 2017, respectively, compared to losses of $8.3 million and $26.0 million for the same periods last year. The changes were primarily as a result of:

•
increases in losses of $8.1 million and $15.4 million, for the three and six months ended June 30, 2017, respectively, related to the Hummingbird Spirit FPSO unit primarily due to the contract amendment described above that took effect on July 1, 2016; and

•
increases in losses of $4.4 million and $6.9 million, for the three and six months ended June 30, 2017, respectively, related to the Petrojarl Foinaven FPSO unit primarily due to higher repairs and maintenance relating to the upcoming shutdown expected to occur in the third quarter of 2017;

partially offset by

•
decreases in losses of $0.9 million and $5.0 million, respectively, for the three and six months ended June 30, 2017, related to the Petrojarl Banff FPSO unit primarily due to higher repairs and maintenance costs in 2016 due to the temporary loss of two mooring lines in the second quarter of 2016;

•
a decrease in loss of $1.0 million and $3.4 million, respectively, for the three and six months ended June 30, 2017, primarily due to cost-saving initiatives in 2016 through to the second quarter of 2017; and

•	decrease in loss of $0.9 million for the six months ended June 30, 2017 primarily due to reorganization of the Company's FPSO business in 2016.
Teekay Parent – Conventional Tankers
As at June 30, 2017, Teekay Parent had chartered in two conventional tankers from third parties. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased during the three and six months ended June 30, 2017, compared to the same periods in the prior year due to the redeliveries of one Aframax in-chartered vessel to Teekay Offshore and two Aframax in-chartered vessels to Teekay Tankers and due to the sale of one VLCC during 2016.
Loss from vessel operations for Teekay Parent’s Conventional Tankers was $3.0 million and $5.4 million for the three and six months ended June 30, 2017, respectively, compared to losses of $12.2 million and $13.3 million in the same periods in the prior year. The changes were primarily as a result of:

•	a decrease in loss of $12.5 million for the three and six months ended June 30, 2017, due to the write-down of the VLCC to its agreed sales price in the second quarter of 2016; and

•
a decrease in loss of $4.0 million for the six months ended June 30, 2017, due to a cancellation fee paid by Teekay Parent to Teekay Offshore in the first quarter of 2016 related to the termination of a time-charter contract;

partially offset by

•	an increase in loss of $2.0 million for the six months ended June 30, 2017, due to a distribution received from Gemini Pool L.L.C. in the first quarter of 2016;

•
net increases in losses of $1.9 million and $3.1 million for the three and six months ended June 3017, respectively, due to the redeliveries of one Aframax in-chartered vessel to Teekay Offshore and two Aframax in-chartered vessels to Teekay Tankers and the sale of one VLCC; and

•	increases in losses of $1.6 million and $3.7 million for the three and six months ended June 30, 2017, respectively, due to lower average realized TCE rates earned.
Teekay Parent – Other and Corporate G&A
As at June 30, 2017, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore and one chartered-in bunker barge from a third party.
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A was $7.8 million for the three months ended June 30, 2017, compared to a loss of $8.3 million in the same period in the prior year. The change was primarily as a result of:

•
a decrease in loss of $4.7 million from Teekay Parent's in-chartered LNG carriers primarily due to the start of the one-year charter contract for Polar Spirit LNG carrier in the second quarter of 2017;

partially offset by

•	an increase in loss of $2.9 million due to an increase in general and administrative expenses, primarily due to an increase in legal costs; and

•	an increase in loss of $0.7 million due to the timing of revenues on the in-chartered FSO units.
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A was $20.6 million for the six months ended June 30, 2017, compared to a loss of $16.3 million in the same period in the prior year. The change was primarily as a result of:

•
an increase in loss of $5.7 million due to an increase in general and administrative expenses, primarily due to an increase in legal costs, and restructuring charges incurred in 2017 relating to the reorganization and realignment of resources of certain of Teekay's strategic development function to better respond to the changing business environment; and

•	an increase in loss of $1.7 million due to transaction fees received from TIL in the first quarter of 2016 for our arrangement of the sale of the Voss Spirit and Hemsedal Spirit by TIL; and

•	an increase in loss of $0.5 million from Teekay Parent's bunker barges, mainly due to the termination of one contract in Q4 2016;
partially offset by

•
a decrease in loss of $4.3 million from Teekay Parent's in-chartered LNG carriers primarily due to the commencement of a one-year charter contract for Polar Spirit LNG carrier in the second quarter of 2017.

Equity loss was $22.7 million and $23.8 million, respectively, for the three and six months ended June 30, 2017, compared to equity income of $1.5 million and $1.3 million in the same periods in the prior year, primarily due to a $20.5 million write-down of Teekay Parent's investment in TIL in June 2017 and lower equity earnings from lower average realized spot rates earned.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and six months ended June 30, 2017 and 2016:

(in thousands of U.S. dollars, except percentages)	Three Months Ended			Six months ended
	June 30,			June 30,
	2017	2016	% Change	2017	2016	% Change
	$	$		$	$
Interest expense	(74,383)	(73,255)	1.5	(144,738)	(145,458)	(0.5)
Interest income	1,536	1,042	47.4	3,017	2,364	27.6
Realized and unrealized losses on non-designated derivative instruments	(30,570)	(89,272)	(65.8)	(37,045)	(196,893)	(81.2)
Foreign exchange loss	(17,342)	(15,157)	14.4	(20,246)	(25,671)	(21.1)
Other loss	(759)	(21,436)	(96.5)	(464)	(21,286)	(97.8)
Income tax expense	(3,527)	(1,423)	147.9	(6,546)	(2,499)	161.9
Interest Expense. Interest expense increased to $74.4 million and decreased to $144.7 million for the three and six months ended June 30, 2017, respectively, from $73.3 million and $145.5 million, respectively, for the same periods in the prior year, primarily due to:

•
increases of $3.7 million and $7.6 million, respectively, for the three and six months ended June 30, 2017, relating to interest incurred on the capital lease obligations for the Creole Spirit, Oak Spirit and Torben Spirit commencing upon their deliveries in 2016 and 2017;

•
increases of $1.7 million and $4.1 million, respectively, for the three and six months ended June 30, 2017, due to an increase in the weighted-average interest rates on Teekay Offshore's long-term debt;

•
an increase of $1.7 million for the three and six months ended June 30, 2017 due to the ineffective portion of the unrealized loss, and the reclassification of the realized loss from accumulated other comprehensive loss to interest expense, on interest rate swaps designated as cash flow hedges relating to Teekay Offshore's towage segment;

•
increases of $1.6 million and $1.5 million, respectively, for the three and six months ended June 30, 2017, as a result of interest expense accretion on Teekay LNG's crew training and site supervision obligation for its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture), and higher LIBOR rates net of debt principal repayments;

•
increases of $1.4 million and $3.1 million, respectively, for the three and six months ended June 30, 2017, as a result of Teekay LNG's issuances of NOK bonds in October 2016 and January 2017, net of Teekay LNG's bond buyback in October 2016 and bond maturity in May 2017; and

•
an increase of $1.2 million for the three months ended June 30, 2017 relating to the ineffectiveness of unrealized losses recognized in the second quarter of 2017 for Teekay LNG's hedge-accounted interest-rate swaps;

partially offset by

•
decreases of $6.3 million and $7.6 million, respectively, for the three and six months ended June 30, 2017, due to a termination fee and write-off of deferred loan costs due to the cancellation of a portion of the equity margin loan, and the repayment of the bridge loan relating to the Shoshone Spirit upon its sale in 2016;

•
decreases of $2.0 million and $4.8 million, respectively, for the three and six months ended June 30, 2017, due to interest expense incurred relating to costs associated with the delay in the delivery of a UMS newbuilding in the first and second quarters of 2016 up until its construction contract cancellation in late-June 2016;

•
decreases of $1.9 million and $3.1 million, respectively, for the three and six months ended June 30, 2017, due to increases in capitalized interest relating to additional advances to Teekay LNG's 50% ownership interest in six ARC7 LNG carrier newbuildings (or the Yamal LNG Joint Venture) and Bahrain LNG Joint Venture for newbuilding installments and construction costs; and

•	decreases of $1.0 million and $2.2 million, respectively, for the three and six months ended June 30, 2017, due to decreases in Teekay Offshore's total debt balance.
Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized losses on non-designated derivatives were $30.6 million and $37.0 million, respectively, for the three and six months ended June 30, 2017, compared to $89.3 million and $196.9 million, respectively, for the three and six months ended June 30, 2016, as detailed in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(15,914)	(22,409)	(32,470)	(45,589)
Interest rate swap agreement terminations	(1,005)	—	(610)	(8,140)
Foreign currency forward contracts	(618)	(2,336)	(971)	(7,332)
Time charter swap agreement	360	126	1,106	126
Forward freight agreements	80	—	113	—
	(17,097)	(24,619)	(32,832)	(60,935)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(15,517)	(62,817)	(6,394)	(143,871)
Foreign currency forward contracts	2,808	1,093	3,648	15,064
Stock purchase warrants	(332)	(4,274)	(575)	(8,496)
Time charter swap agreement	(402)	1,345	(875)	1,345
Forward freight agreements	(30)	—	(17)	—
	(13,473)	(64,653)	(4,213)	(135,958)
Total realized and unrealized losses on derivative instruments	(30,570)	(89,272)	(37,045)	(196,893)
The realized (losses) gains relate to amounts we actually realized or paid to settle such derivative instruments.
For the six months ended June 30, 2017 and 2016, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.1 billion and $3.4 billion, respectively, with average fixed rates of approximately 3.3% and 3.4%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 2.0% and, as such, we incurred realized losses of $15.9 million and $32.5 million, respectively, during the three and six months ended June 30, 2017, compared to $22.4 million and $45.6 million, respectively, for the same periods last year under the interest rate swap agreements. We also incurred a realized loss of $1.0 million and $0.6 million, respectively, on the termination of swaption contracts during the three and six months ended June 30, 2017, and a realized loss of $8.1 million for the six months ended June 30, 2016 from the early termination of an interest rate swap.
We recognized realized losses of $0.6 million and $1.0 million, respectively, during the three and six months ended June 30, 2017, compared to $2.3 million and $7.3 million, respectively, for the same periods last year under the foreign currency forward contracts.
For the three and six months ended June 30, 2017, we recognized realized gains on a time charter swap agreement of $0.4 million and $1.1 million.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three and six months ended June 30, 2017, compared with the same periods in 2016, we recognized unrealized losses of $15.5 million and $6.4 million, respectively, in the three and six months ended June 30, 2017 compared to unrealized losses of $62.8 million and $143.9 million, respectively, for the same periods last year under the interest rate swap agreements.
We recognized unrealized gains of $2.8 million and $3.6 million, respectively, during the three and six months ended June 30, 2017, compared to $1.1 million and $15.1 million, respectively, for the same periods last year under the foreign currency forward contracts.
In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL's common stock, representing an initial aggregate 20% interest in TIL, as part of a $250.0 million private placement by TIL. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL's common stock trade on a national securities exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise the stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the three and six months ended June 30, 2017, we recognized $0.3 million and $0.6 million, respectively, of unrealized losses on the stock purchase warrants, compared to unrealized losses of $4.3 million and $8.5 million, respectively for the same periods last year, as a result of changes in the underlying share price of TIL. On May 31, 2017, TIL entered into a definitive agreement to merge with Teekay Tankers. Following the completion of the merger, TIL will become a wholly-owned subsidiary of Teekay Tankers, as a result, the stock purchase warrants are valued at $nil at June 30, 2017. Please read “Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
For the three and six months ended June 30, 2017, we recognized unrealized losses on a time charter swap agreement of $0.4 million and $0.9 million, respectively, compared to an unrealized gain of $1.3 million for the same periods last year.

Foreign Exchange Loss. Foreign currency exchange losses were $17.3 million and $20.2 million, respectively, for the three and six months ended June 30, 2017, compared to $15.2 million and $25.7 million, respectively, for the same periods last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and six months ended June 30, 2017, foreign currency exchange losses include realized losses of $5.4 million (2016 – $5.0 million) and $12.1 million (2016 - $9.9 million), and unrealized gains of $43.0 million (2016 – loss of $21.0 million) and $50.1 million (2016 - $53.2 million) on our cross currency swaps, and realized losses on maturity and termination of NOK bonds of $25.7 million (2016 - nil) and $25.7 million (2016 - $32.6 million) offset by the NOK bond gain, and unrealized losses of $18.4 million (2016 – gain of $6.9 million) and $20.3 million (2016 - gain of $33.0 million) on the revaluation of our NOK-denominated debt.
Income Tax Expense. Income tax expense was $3.5 million and $6.5 million, respectively, for the three and six months ended June 30, 2017, compared to $1.4 million and $2.5 million, respectively, for the same periods last year. These increases in income tax expense were primarily due to increases in deferred tax expense during the three and six months ended June 30, 2017, due to changes in our future income assumptions given the sustained low oil price and a reversal of an uncertain tax position during the six months ended June 30, 2016, as a result of receiving a favorable ruling from the relevant tax authority.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.4 billion, which mostly relates to our remaining 2017 capital expenditure commitments. We are in the process of seeking to obtain additional debt financing from various sources for our remaining capital commitments relating to our portion of newbuildings on order as at June 30, 2017. As at June 30, 2017, Teekay Corporation’s total consolidated cash and cash equivalents was $600.9 million, compared to $568.0 million at December 31, 2016. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $850.7 million as at June 30, 2017, compared to $1.0 billion as at December 31, 2016.

Effective for the quarterly dividend and distributions of the fourth quarter of 2015, Teekay Parent reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG reduced its quarterly cash distribution per common unit to $0.14 from $0.70. At the time these changes were made, there was a dislocation in the capital markets relative to the stability of our businesses. More specifically, the future equity capital requirements for our committed growth projects, coupled with the relative weakness in energy and capital markets, resulted in us concluding that it would be in the best interests of our shareholders to conserve more of our internally generated cash flows for committed growth projects and to reduce debt levels. Teekay Parent and Teekay LNG maintained these reduced dividend and distribution levels throughout 2016 and up to second quarter of 2017. Effective for the distributions relating to the second quarter of 2017, Teekay Offshore reduced its quarterly cash distributions from $0.11 to $0.01 per common unit as part of the strategic partnership with Brookfield. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and are supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for existing growth projects and to reduce our debt levels, we are also seeking alternative sources of financing such as sale and leaseback transactions, asset sales, new bank borrowings and the issuance of new debt and equity securities.

Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter sections that follow.

Our revolving credit facilities and term loans are described in “Item 1 – “Financial Statements: Note 7 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2017, these ratios ranged from 113.3% to 292.5% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. Changes in the LNG/LPG carrier, conventional tanker, FPSO, shuttle tanker, towage and UMS markets could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2017 and December 31, 2016, this amount was $50.0 million for us, excluding Teekay Offshore and Teekay LNG. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5% of total debt for either Teekay Parent, Teekay Offshore or Teekay Tankers, which as at June 30, 2017, such amounts were $64.3 million, $157.2 million and $41.1 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at June 30, 2017, we were in compliance with all covenants under its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by us subsequent to June 30, 2017, are $0.7 billion (remainder of 2017), $1.7 billion (2018), $1.0 billion (2019), $1.3 billion (2020), $0.9 billion (2021) and $1.0 billion (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read "Item 3 - Quantitative and Qualitative Disclosures About Market Risk".

Teekay Parent
Teekay Parent owns three FPSO units and continues to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Companies and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at June 30, 2017, Teekay Parent’s total cash and cash equivalents was $110.2 million, compared to $146.4 million at December 31, 2016. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $174.1 million as at June 30, 2017, compared to $279.4 million as at December 31, 2016. The strategic partnership with Brookfield is expected to increase Teekay Parent's liquidity by approximately $140 million.

As of June 30, 2017, Teekay had the ability to sell additional shares of its common stock having an aggregate offering price of up to $40.3 million under its continuous offering program.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers which are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million. In April 2017, Teekay further amended the facility by increasing the aggregate potential borrowings from $150 million to $200 million. As of June 30, 2017, Teekay Parent had $91.9 million drawn on this facility, and $63.8 million undrawn.

As part of completing the financing initiatives both at Teekay Parent and Teekay Offshore, in June 2016, Teekay Parent entered into guarantee arrangements relating to Teekay Offshore up to a maximum of $495 million of obligations. The guarantees cover amounts owing under: certain existing interest rate swaps which have put option termination rights that were extended to February 2019; a new loan for Teekay Offshore’s East Coast Canada shuttle tanker project during the construction period for three newbuilding shuttle tankers scheduled for delivery in 2017 and 2018; and certain existing cross currency swaps related to two of Teekay Offshore’s NOK bonds for which the maturity dates were extended to the end of 2018 (as described below). In addition, Teekay Parent extended the maturity date for obligations in the amount of $200 million owed to Teekay Parent by Teekay Offshore from July 2016 to January 2019 and agreed with Teekay Offshore that, until Teekay Offshore’s NOK bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid to Teekay Parent or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore. In addition, Teekay Parent agreed with its lenders that, until Teekay Offshore’s NOK bonds maturing 2018 have been repaid, Teekay Parent will raise equity capital in an amount equal to any cash dividends paid by Teekay Parent during that period. As part of the strategic partnership with Brookfield, the transaction includes eliminating the financial guarantee and security package currently provided by Teekay Parent to Teekay Offshore in return for a prepayment amount and fees.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, and after considering initiatives described below that are planned by the Daughter Companies, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Offshore
Teekay Offshore's business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with terms between three to ten years. In July 2017, Teekay and Teekay Offshore announced its entry into agreements regarding the Brookfield Transaction, which is expected to strengthen Teekay Offshore's capital structure to fully fund its existing growth projects. Additionally, effective for the distributions relating to the second quarter of 2017, Teekay Offshore reduced its quarterly cash distributions to $0.01 per common unit to reinvest cash in the business and further strengthen Teekay Offshore's balance sheet. Teekay Offshore believes that it is in the best interests of its common unitholders to conserve more of its internally generated cash flows to reduce debt levels. Teekay Offshore's near-to-medium term business strategy is primarily focused on implementing existing growth projects, repaying or refinancing scheduled debt obligation and pursuing strategic growth projects. Despite significant weakness in the global energy and capital markets, Teekay Offshore's operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

As at June 30, 2017, Teekay Offshore's total consolidated cash and cash equivalents were $212.3 million, compared to $227.4 million at December 31, 2016. Teekay Offshore's total consolidated liquidity, including cash, cash equivalents and undrawn revolving credit facilities was $212.3 million as at June 30, 2017, compared to $260.7 million as at December 31, 2016. The decrease in liquidity was primarily due to: the scheduled repayments of outstanding term loans and revolving credit facilities, cash distributions paid by Teekay Offshore and payments for committed newbuildings and conversions; partially offset by net operating cash flows and a decrease in cash collateral on cross currency swaps.

As at June 30, 2017, Teekay Offshore had a working capital deficit of $749.0 million, compared to a working capital deficit of $398.0 million at December 31, 2016. Accounts receivable increased mainly due to the timing of collections. Accrued liabilities decreased mainly due to the timing of expenses upon the termination of the Arendal Spirit's UMS charter contract in late-April 2017. The net due to affiliates balance increased mainly due to the timing of settlements. The current portion of long-term debt increased mainly due to reclassification of the term loan outstanding for the Arendal Spirit UMS due to the termination of its charter contract during the second quarter for 2017, three term loans maturing in the first half of 2018, and NOK 160 million, of one of Teekay Offshore's NOK-denominated bonds, repayable in January 2018, to the current portion of long-term debt as at June 30, 2017, and the drawdown of a $50 million short-term debt facility during the second quarter of 2017, partially offset by the maturity and repayment of one revolving credit facility during the six months ended June 30, 2017.

Teekay Offshore's primary liquidity needs for the remainder of 2017 and 2018 are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, quarterly distributions on outstanding common and preferred units, operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against Teekay Offshore and manage its working capital deficit. Teekay Offshore's primary sources of funds for the remainder of 2017 and 2018 will be equity, bank debt and bond issuances as part of the strategic partnership with Brookfield, cash flows from operations and other bank debt. As at June 30, 2017, Teekay Offshore's total future contractual obligations for vessels and newbuildings and committed conversions, including its 50% interest in the Libra FPSO conversion, were estimated to be $528 million, consisting of $435 million (remainder of 2017) and $94 million (2018). Of this $528 million of future contractual obligations, Teekay Offshore has pre-arranged financing in place of $272 million, a further $60 million held in escrow as funding for the Petrojarl I FPSO project, with a remaining requirement of $196 million, which mainly relates to 2017, which Teekay Offshore expects will be funded from the proceeds of the equity and bond issuances as part of the Brookfield Transaction.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of Teekay Offshore's June 30, 2017 unaudited consolidated financial statements, Teekay Offshore will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. If completed, the Brookfield Transaction is expected to significantly strengthen Teekay Offshore's capital structure and the proceeds from the equity and bond issuances as part of the transaction are expected to provide the required financing to address Teekay Offshore's working capital deficit and committed capital expenditures. Additional sources of financing include refinancing debt facilities that mature during the one-year period, increasing amounts available under existing debt facilities and entering into new debt facilities and negotiating extensions or redeployments of existing assets. The Brookfield Transaction has been approved by the board of directors of Teekay Corporation, Teekay Offshore's general partner and Brookfield. Teekay Offshore's Conflicts Committee, comprised of independent members of the board of directors of Teekay Offshore's general partner, have also approved this transaction. The closing of this transaction, which remains subject to the satisfaction of certain conditions, including, among others, regulatory approvals, is expected to occur in the third quarter of 2017.

Teekay Offshore believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Teekay LNG's primary liquidity needs for 2017 through 2018 include payment of its quarterly distributions, including payments of distributions on its common units and Series A Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from financings, proceeds from equity offerings, and dividends from its equity-accounted joint ventures. For 2017 through 2018, Teekay LNG expects that its existing liquidity, combined with the cash flow it expects to generate from its operations and receive as dividends from its equity-accounted joint ventures will be sufficient to finance a portion of its liquidity needs, including the equity portion of its committed capital expenditures. Teekay LNG's remaining liquidity needs include the requirement to secure financing for an adequate portion of its committed capital expenditures, to refinance its loan facilities maturing in 2017 and 2018 and to repay its NOK-denominated bonds due in 2018, and, possibly, to fund the potential exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into. Teekay LNG already has committed debt financing in place for the following vessels and projects: all five of its wholly-owned LNG carriers under construction that will be chartered to a wholly-owned subsidiary of Shell, the vessels under construction in the Pan Union Joint Venture, two of the three LPG carrier newbuildings in the Exmar LPG Joint Venture, and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG is actively seeking debt financings for its other three wholly-owned LNG carriers under construction, the six LNG carriers under construction for the Yamal LNG Joint Venture and for the other requirements described above.

Teekay LNG's liquidity needs beyond 2018 are currently expected to decline compared to the remainder of 2017 and 2018, as a majority of Teekay LNG's capital expenditure commitments relate to the remainder of 2017 and 2018. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as Teekay LNG's ability to raise debt or equity financing through public or private offerings.

As at June 30, 2017, Teekay LNG's consolidated cash and cash equivalents were $191.1 million, compared to $126.1 million at December 31, 2016. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $351.1 million as at June 30, 2017, compared to $369.8 million as at December 31, 2016. The decrease in total consolidated liquidity was primarily due to repayment of NOK bonds in May 2017, funding of Teekay LNG projects including advances to the Bahrain LNG Joint Venture and Yamal LNG Joint Venture, and equity contribution into the Teekay LNG-Marubeni Joint Venture. These cash expenditures were partially offset by proceeds from Teekay LNG's NOK bond issuance in January 2017 and sale-leaseback transactions completed during 2017.

As at June 30, 2017, Teekay LNG had a working capital deficit of $174.8 million, which is primarily the result of two of Teekay LNG's revolving credit facilities in the aggregate amount of $72.7 million maturing in late-2017 and mid-2018 and $52.3 million of current capital lease obligations relating to two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. However, Teekay LNG believes that the owner will not exercise its options to require Teekay LNG to purchase either of the two vessels, but rather Teekay LNG assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (in November 2017 and August 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations will be extinguished. On August 10, 2017, the charterer for Teekay LNG's two Suezmax tankers under capital lease gave formal notification to Teekay LNG of its intention to terminate its charter contract for the Teide Spirit in November 2017, subject to certain conditions being met and third party approvals being received. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, debt refinancings, sale-leaseback financings, and, to a lesser extent, existing undrawn revolving credit facilities. As at June 30, 2017, Teekay LNG had undrawn revolving credit facilities of $160.0 million.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at June 30, 2017, Teekay Tankers' total consolidated cash and cash equivalents was $87.3 million, compared to $94.2 million at December 31, 2016. Teekay Tankers' cash balance as at June 30, 2017 decreased primarily as a result of repayments of its long-term debt and dividends paid on its shares of common stock, which were partially offset by cash flow from its operations, proceeds received from the sales of the two Suezmax tankers and proceeds Teekay Tankers received from the sale of its common stock through the continuous offering program and a private placement to Teekay.

Teekay Tankers' total consolidated liquidity, including cash and undrawn credit facilities, was $113.2 million as at June 30, 2017, compared to $102.4 million as at December 31, 2016. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and proceeds of new financings or equity issuances, which Teekay Tankers believe will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments and prepayments of long-term debt, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact Teekay Tankers' ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Commencing with the dividend paid in the first quarter of 2016, Teekay Tankers adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of Teekay Tankers' Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and debt repayment. Generally, Teekay Tankers expects that its long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which may include equity issuances from its continuous offering program. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay or third parties.

In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers for an aggregate sales price of $32.6 million. Teekay Tankers used the proceeds from these sales to repay a portion of one of its corporate revolving credit facilities. As at March 31, 2017, that revolving credit facility was fully repaid. In March 2017, Teekay Tankers also agreed to sell one Aframax tanker for a sales price of $7.5 million. The sale of the vessel was completed in June 2017 and the proceeds were used to repay a portion of Teekay Tankers' main corporate revolving facility.

In May 2017, Teekay Tankers entered into the Merger Agreement with TIL to acquire all of the issued and outstanding shares of TIL, which owns 18 mid-sized conventional tankers, in a share-for-share exchange. Teekay Tankers expects to complete the merger in the fourth quarter of 2017. Upon completion of the merger, Teekay Tankers expects the transaction will increase its liquidity by approximately $90 million based on TIL's cash balances and amounts available to be drawn on the TIL revolving credit facilities.

In July 2017, Teekay Tankers completed a sale-leaseback financing transaction relating to four of its Suezmax tankers, which has increased Teekay Tankers' liquidity by approximately $30.0 million. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in 2021.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2017	2016
	$	$
Net operating cash flows	281,741	307,505
Net financing cash flows	(188,181)	(197,367)
Net investing cash flows	(60,673)	1,178
Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units include incentives based on average annual oil prices, the reduction in global oil prices during recent years has negatively impacted our operating cash flows.
Consolidated net cash flow from operating activities decreased to $281.7 million for the six months ended June 30, 2017, from $307.5 million for the six months ended June 30, 2016. This decrease was primarily due to a $120.0 million decrease in net loss before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels, equipment and other assets, cancellation of the UMS construction contracts by Teekay Offshore and the amortization of in-process revenue contracts of our businesses. This decrease was partially offset by a decrease from changes to non-cash working capital items of $36.0 million, a decrease in interest expense, including realized losses on interest rate swaps and cross currency swaps, of $27.4 million, an increase in dividends received from equity-accounted investments of $20.6 million and a decrease in realized losses in foreign currency forward contracts and time charter swap agreements of $7.5 million.
For a further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”
Financing Cash Flows
The Daughter Companies hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $8.5 million in the six months ended June 30, 2017, compared to $168.8 million in the same period last year. Teekay Parent raised net proceeds from issuances of new equity to the public and to third party investors and two entities established by our founder, including Resolute Investments, Inc., our largest shareholder, of $96.2 million in the six months ended June 30, 2016. There was a decrease in restricted cash of $20.7 million in the six months ended June 30, 2017, compared to $34.7 million in the same period last year.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $328.2 million in the six months ended June 30, 2017, and $78.7 million in the same period last year. Scheduled repayments decreased by $45.0 million in the six months ended June 30, 2017, compared to the same period last year.
Investing Cash Flows
During the six months ended June 30, 2017, we incurred capital expenditures for vessels and equipment of $365.9 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay LNG received $297.2 million from the sale-leaseback financing transactions completed on the Torben Spirit and five of its wholly-owned LNG carrier newbuildings. Teekay Tankers and Teekay LNG received proceeds of $59.9 million from the sale of vessels. Teekay LNG contributed $97.0 million to its equity-accounted joint ventures and loans to joint ventures for the six months ended June 30, 2017, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project. Teekay LNG received a $40.3 million return of capital from its joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 Joint Venture) upon completion of its debt refinancing in which Teekay LNG has a 40% ownership interest.
During the six months ended June 30, 2016, we incurred capital expenditures for vessels and equipment of $269.1 million. Teekay LNG received $179.4 million from the sale-leaseback financing transaction completed on the Creole Spirit in February 2016, and used cash of $159.2 million primarily relating to newbuilding installment payments and shipbuilding supervision costs for its LNG carrier newbuildings. Teekay Offshore incurred capital expenditures of $106.4 million, primarily for relating to newbuilding installments payments. Teekay Offshore received proceeds of $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at June 30, 2017:

		Remainder of					Beyond
	Total	2017	2018	2019	2020	2021	2021
	In millions of U.S. Dollars
Teekay Offshore
Bond repayments (1)(2)	566.0	20.9	125.3	419.8	—	—	—
Scheduled repayments of long-term debt (1)	1,830.5	206.9	400.4	317.7	251.6	220.9	433.0
Repayments on maturity of long-term debt (1)	794.6	255.3	204.1	25.0	40.0	—	270.2
Subordinated promissory note - repayment on maturity (3)	200.0	—	—	200.0	—	—	—
Chartered-in vessels (operating leases)	136.2	34.7	52.2	33.9	15.4	—	—
Newbuildings installments/conversion (4)	528.3	434.6	93.7	—	—	—	—
	4,055.6	952.4	875.7	996.4	307.0	220.9	703.2
Teekay LNG
Bond repayments (2)(5)	371.4	—	107.8	—	119.8	143.8	—
Scheduled repayments of long-term debt (2)(6)	538.7	82.4	113.9	68.1	71.6	42.2	160.5
Repayments on maturity of long-term debt (2)(6)	923.8	10.0	405.6	20.4	148.8	149.3	189.7
Commitments under capital leases (7)	985.1	56.2	138.9	119.5	110.5	97.9	462.1
Commitments under operating leases (8)	280.7	11.9	23.9	23.9	23.9	23.9	173.2
Newbuildings installments/shipbuilding supervision (9)	2,585.2	729.6	1,102.9	555.0	197.7	—	—
	5,684.9	890.1	1,893.0	786.9	672.3	457.1	985.5
Teekay Tankers
Scheduled repayments of long-term debt (10)	388.7	57.6	110.7	108.9	108.9	2.6	—
Repayments on maturity of long-term debt (10)	440.2	—	63.8	—	—	376.4	—
Chartered-in vessels (operating leases) (11)	36.5	9.5	9.0	8.3	8.3	1.4	—
	865.4	67.1	183.5	117.2	117.2	380.4	—
Teekay Parent
Bond repayments (12)	592.7	—	—	—	592.7	—	—
Scheduled repayments of long-term debt (12)	80.0	26.7	53.3	—	—	—	—
Repayments on maturity of long-term debt (12)	121.9	—	121.9	—	—	—	—
Chartered-in vessels (operating leases) (13)	5.0	4.6	0.4	—	—	—	—
Asset retirement obligation	23.8	—	23.8		—	—	—
	823.4	31.3	199.4	—	592.7	—	—

(1)
Excludes expected interest payments of $58.0 million (remainder of 2017), $95.8 million (2018), $56.7 million (2019), $35.8 million (2020), $27.3 million (2020) and $37.6 million (beyond 2021). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% (variable rate loans) as at June 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that Teekay Offshore has used as an economic hedge of certain of its variable rate debt and NOK -denominated obligations.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2017.

(3)
Consists of the repayment of 2016 Teekay Corporation Promissory Note. The 2016 Teekay Corporation Promissory Note bears interest at an annual rate of 10.00% on the outstanding principal balance, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities. Excludes maximum expected interest payments of $10.1 million (remainder of 2017) and $20.0 million (2018). As part of the Brookfield Transaction, Brookfield is expected to acquire from a subsidiary of Teekay, the 2016 Teekay Corporation Promissory Note, and extend its maturity date from 2019 to 2022.

(4)
Consists of Teekay Offshore’s estimated remaining payments for two towing and offshore installation newbuildings, three shuttle tanker newbuildings, its 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Teekay Offshore has pre-arranged undrawn financing of approximately $271.8 million relating to its capital expenditure commitments, $60 million held in escrow as funding for the Petrojarl I FPSO project and an advance of $15.8 million from the shipyard resulting from a delay in the delivery of the remaining three towing and offshore installation newbuildings.

(5)
Excludes expected interest payments of $10.6 million (remainder of 2017), $18.5 million (2018), $15.6 million (2019), $12.8 million (2020), and $5.0 million (2021). Expected interest payments are based on NIBOR at June 30, 2017, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of June 30, 2017. The expected interest payments do not reflect the effect of the related cross-currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(6)
Excludes expected interest payments of $17.5 million (remainder of 2017), $28.4 million (2018), $21.9 million (2019), $17.3 million (2020), $11.6 million (2021) and $33.0 million (beyond 2021). Expected interest payments are based on LIBOR or EURIBOR at June 30, 2017, plus margins on debt that has been drawn that ranges up to 4.5% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps or swaptions that Teekay LNG has used as an economic hedge of certain of its variable-rate debt.

(7)
Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase the leased vessels at the end of their respective lease terms. For two of Teekay LNG's 10 capital lease obligations, the lessor has the option to sell two Suezmax tankers to Teekay LNG at any time during the remaining lease terms; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the two Suezmax tankers to it until after the lease terms expire, which is during mid-2017 to late-2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(8)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $249.7 million for these leases from the remainder of 2017 to 2029.

(9)
As of June 30, 2017, Teekay LNG has agreements for the construction of eight wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $1.3 billion, including estimated interest and construction supervision fees. Teekay LNG has secured $737 million of financing related to the commitments for five of the LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, Teekay LNG agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $177.4 million as of June 30, 2017. However, as part of this agreement with Shell, Teekay LNG expects to recover $6.6 million of the shipbuilding supervision and crew training costs from Shell between the remainder of 2017 and 2019 and the Pan Union Joint Venture has secured financing of $129 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of June 30, 2017.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at June 30, 2017, Teekay LNG's 50% share of the estimated remaining costs for these six newbuildings totaled $861.5 million. The Yamal LNG Joint Venture intends to secure financing for these newbuildings.
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $991.1 million. As at June 30, 2017, Teekay LNG's 30% share of the estimated remaining costs is $202.6 million, of which the Bahrain LNG Joint Venture has secured debt financing of $171 million.
The table above includes Teekay LNG's proportionate share of the newbuilding costs for four LPG carrier newbuildings scheduled for delivery between the remainder of 2017 and 2018 in the Exmar LPG Joint Venture. As at June 30, 2017, Teekay LNG's 50% share of the estimated remaining costs for these three newbuildings totaled $74.6 million, including estimated interest and construction supervision fees. Exmar LPG Joint Venture has secured financing of $84 million for the three LPG carrier newbuildings.

(10)
Excludes expected interest payments of $12.0 million (remainder of 2017), $20.9 million (2018), $17.1 million (2019), $13.8 million (2020), and $6.1 million (2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at June 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(11)
Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of June 30, 2017. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, it would expect total payments of $13.1 million (remainder of 2017), $16.6 million (2018), $8.3 million (2019), $8.3 million (2020), and $1.4 million (2021).

(12)
Excludes expected interest payments of $30.1 million (remainder of 2017), $54.9 million (2018), $50.4 million (2019), and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR plus margins which ranged between 3.95% and 4.0% as at June 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(13)	Excludes internal time-charter-in commitments between Teekay Parent and its subsidiaries, Teekay Offshore and Teekay LNG.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 22 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2016.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.
Goodwill
Based on conditions that existed at June 30, 2017, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the six months ended June 30, 2017, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•	meeting our going concern needs and our liquidity needs;

•
the Brookfield Transaction; the timing and completion of the Brookfield Transaction; the expected effects of the completion of the Brookfield Transaction on our operations and financial condition, including expectations regarding our enhanced liquidity as a result of the transactions and the release of Teekay from financial guarantees of Teekay Offshore;

•
our ability to refinance existing debt obligations, raise additional debt and equity capital to fund capital expenditures, negotiate extensions or redeployments of existing assets and sell partial interests in certain assets;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects and future trends of the markets in which we operate;

•
offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates, fleet growth, price of oil, and oil production in the tanker market, including the expected recovery in tanker freight rates in 2018;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and conversions;

•	the expected technical and operational capabilities of newbuildings;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our expectations on our customers’ ability to pay for our services;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	future capital expenditure and the availability of capital resources to fund capital expenditures;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•
the outcome and cost of claims and potential claims against Teekay Offshore, including claims and potential claims by Sevan, CeFront and COSCO relating to Logitel and cancellation of the UMS newbuildings, Petrobras associated with the Piranema Spirit FPSO, Shell associated with the Petrojarl Knarr FPSO and Transocean associated with the ALP Forward;

•
the outcome of the Arendal Spirit UMS charter contract termination, including expectations regarding any future purchase price contingent consideration payments, the outcome of Teekay Offshore's dispute of the contract termination by Petrobras and ability to collect amounts under the contract, discussions with the lenders under the unit’s related credit facility and the potential for alternative employment of the unit;

•	the outcome of the negotiations for the lease-and-operate contract for the Petrojarl Varg FPSO unit;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions, conversions and upgrades, including the towing and offshore installation vessel newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field and the potential increase in the total cost of the conversion project, conversion of the Libra FPSO unit to serve the Libra field, the upgrade of the Petrojarl I FPSO unit and its anticipated charter commencement with QGEP, and shuttle tanker newbuildings;

•	the timing of the new shuttle tanker CoA contracts and the number of shuttle tankers to serve these new CoAs;

•	expected employment and trading of older shuttle tankers;

•	payment of additional contingent consideration for Teekay Offshore's acquisitions of ALP Maritime Services (or ALP) and Logitel and the capabilities of the ALP vessels;

•	the expectations as to the chartering of unchartered vessels, including towing newbuildings and the HiLoad DP unit;

•	the completion of the merger of Teekay Tankers and TIL and the resulting effect on Teekay Tankers’ liquidity;

•	Teekay LNG's expectations regarding its ability to sell the European Spirit;

•
the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to Teekay LNG's equity income in 2017 as a result of the charter payment deferral;

•	Teekay LNG's expectations regarding the ability of Skaugen, YLNG and its other customers to make charter payments to it;

•	Teekay LNG's expectations regarding the ability of Awilco to make charter payments and fulfill purchase obligations to Teekay LNG in accordance with the terms of its charter contract agreements;

•	our expectations regarding the expected charter contract commencement for two of Teekay LNG's 52% owned LNG carriers in the Teekay LNG-Marubeni Joint Venture;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of Teekay LNG's former and current leasing arrangements, and the potential financial exposure to Teekay LNG if such a challenge is successful;

•	Teekay LNG's possible repurchase obligations for two of Teekay LNG's leased Suezmax tankers, the Teide Spirit and the Toledo Spirit;

•	our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture;

•	the cost of supervision and crew training in relation to the Pan Union Joint Venture and Teekay LNG's expected recovery of a portion of those costs;

•	the future valuation or impairment of goodwill;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	expected uses of proceeds from vessel or securities transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and potential variance in the amounts recorded as derivative assets and liabilities;

•	our exposure to foreign currency fluctuations;

•	our expectations regarding uncertain tax positions;

•	the timing and amounts of dividends distributed by our equity accounted joint ventures;

•	the effects of adopting new accounting guidance;

•
our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers, including the ability to increase the distribution levels of Teekay Offshore and Teekay LNG in the future.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to satisfy the closing conditions to the Brookfield Transaction, including, without limitation, obtaining the required approvals from relevant regulatory authorities; any failure of counterparties to agreements with us to perform their commitments relating to the Brookfield Transaction; failure to realize the expected benefits of the Brookfield Transaction, failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; effects of the issuance of additional shares of common stock and other equity securities on cash distributions; the outcome of discussions or legal action with Sevan, CeFront, COSCO, Petrobras and third parties relating to existing or potential claims; the outcome of discussions with QGEP, Damen and lenders of the Petrojarl I loan facility relating to the project delays in the delivery of the unit; the inability to successfully make a claim against, and collect from, Petrobras for the Arendal Spirit UMS; the inability to negotiate acceptable terms with the lenders of the Arendal Spirit UMS debt facility; delays in the start-up of offshore oil fields related to the CoA contracts of the actual vessel equivalent requirements of new CoAs; potential inability to obtain charters related to the newbuildings or other vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to currency exchange rate fluctuations; the failure of Teekay Tankers to complete the merger with TIL; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Skaugen to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2016. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks, but we do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read “Item 1 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, Brazilian Real, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at June 30, 2017, we had the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability)(3) $	Expected Maturity
	Contract Amount in Foreign Currency(1)	Average Forward Rate (2)		2017(3)	2018(3)
				$	$
Euro	7,500	0.92	449	8,153	—
Norwegian Kroner	430,000	8.36	204	31,467	19,982
			653	39,620	19,982

(1)	Foreign currency contract amounts in thousands.

(2)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at June 30, 2017, we had Euro-denominated term loans of 201.6 million Euros ($230.3 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2017 through 2021. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds due in 2017 through 2021. As at June 30, 2017, we were committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) (4) $
Notional Amount NOK (4)	Notional Amount USD (4)	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(23,136)	1.4
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(52,004)	1.5
900,000	150,000	NIBOR	4.35%	6.43%	(45,161)	1.2
1,000,000	134,000	NIBOR	3.70%	5.92%	(16,572)	2.9
1,000,000	162,200	NIBOR	4.25%	7.45%	(49,720)	1.6
1,200,000	146,500	NIBOR	6.00%	7.70%	(171)	4.3
					(186,764)

(1)	Notional amount reduces equally with NOK bond repayments (see Item 1 – Financial Statements: Note 7 – Long-Term Debt)

(2)
Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see Item 1 – Financial Statements: Note 7 – Long-Term Debt).

(3)
Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see Item 1 – Financial Statements: Note 7 – Long-Term Debt).

(4)	In thousands of Norwegian Kroner and U.S. Dollars.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2017, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)
	Balance
	2017	2018	2019	2020	2021	Thereafter	Total		Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	622.6	1,312.8	503.1	584.7	750.8	882.7	4,656.7	(4,460.0)	3.2%
Variable Rate (Euro)(3)(4)	8.6	135.6	9.6	10.4	11.1	55.0	230.3	(220.8)	1.2%
Variable Rate (NOK)(4)(5)	21.6	232.4	119.8	119.8	143.8	—	637.4	(594.4)	5.9%
Fixed-Rate Debt ($U.S.)	7.6	25.3	327.3	618.5	29.5	115.8	1,124.0	(1,060.8)	7.0%
Average Interest Rate	4.0%	4.2%	5.9%	8.3%	4.3%	4.4%	7.0%
Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	41.0	85.3	58.4	58.7	51.4	376.6	671.4	(671.4)	3.9%
Average Interest Rate(7)	4.2%	4.4%	3.2%	3.2%	3.2%	4.0%	3.9%
Interest Rate Swaps:
Contract Amount ($U.S.)(8)	317.9	528.6	623.3	551.6	313.3	863.7	3,198.4	(269.2)	3.2%
Average Fixed Pay Rate(2)	3.1%	2.6%	3.7%	2.8%	2.2%	4.0%	3.2%
Contract Amount (Euro)(4)(9)	8.6	135.6	9.6	10.4	11.1	55.0	230.3	(30.9)	3.1%
Average Fixed Pay Rate(3)	3.1%	2.6%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of June 30, 2017, ranged from 0.3% and 4.5% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2017.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 8.84% and interest rate payments swapped from NIBOR plus margins between 3.70% to 6.00% and the transfer of principal fixed between $70.9 million to $162.2 million upon maturity in exchange for NOK 420 million to NOK 1.2 billion.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)
The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)
The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG's swaption agreements, whereby it has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at June 30, 2017 was a liability of $0.8 million. Please read “Item 1 - Financial Statements: Note 13 - Derivative Instruments and Hedging Activities”.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.
Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at June 30, 2017, we were not committed to any bunker fuel swap contracts.
Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, Teekay Tankers use FFAs in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of loss.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the six months ended June 30, 2017, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2017
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I, Item 1 – Financial Statements: Note 9c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, as well as the additional risks described below.

There is no assurance when or if (i) the Brookfield Transaction or (ii) the proposed merger between Teekay Tankers and TIL will be completed.

The completion of our and Brookfield’s investments in Teekay Offshore and related transactions are subject to the satisfaction or waiver of a number of conditions, including, among others, (a) the absence of any material applicable law preventing or prohibiting the completion of the investment transactions, (b) the separation of Teekay Offshore’s shuttle tanker business into a wholly-owned subsidiary, with the subsidiary’s indebtedness having no recourse to us, Teekay Offshore, or Teekay Offshore’s subsidiaries, other than the newly-created shuttle tanker subsidiary and its subsidiaries, (c) the receipt of consents required to complete the investment transactions from the counterparties to certain contracts and permits, (d) the redemption of all of Teekay Offshore’s outstanding Series C-1 and Series D Preferred Units, (e) receipt of any required regulatory approvals and (f) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party having performed and complied, in all material respects, with all of the covenants and obligations required to be performed by it under the agreements relating to the investment transactions. We make no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete our and Brookfield’s investment transactions. If the Brookfield investment transactions are not completed, Teekay Offshore may be unable to comply with liquidity covenants in its debt facilities and fund its existing obligations.

The completion of the proposed merger between Teekay Tankers and TIL is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, (a) approval of the Merger Agreement by the TIL shareholders, (b) approval of the Charter Amendment by the shareholders of Teekay Tankers, and the Charter Amendment having been filed with and accepted by the Registrar of Corporations of the Republic of the Marshall Islands, (c) absence of any material applicable law preventing or prohibiting the consummation of the merger, (d) expiration or early termination of the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (e) the registration statement on Form F-4 filed by Teekay Tankers having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC, (f) listing of the shares of Teekay Tankers Class A Common Stock to be issued in connection with the merger as merger consideration having been approved for listing on the New York Stock Exchange, subject to the completion of the merger and notice of issuance and (g) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party having performed and complied with, in all material respects, all of the covenants and obligations required to be performed by it under the Merger Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the merger.

We or Teekay Offshore may fail to realize the anticipated benefits of the Brookfield Transaction, and the transition of services could adversely impact our and Teekay Offshore’s ongoing operations.

We, Brookfield and Teekay Offshore entered into the investment agreements and related transactions with the expectation that the investment and related transactions would result in various benefits, including, among other things, the ability to fully finance Teekay Offshore’s existing growth projects, resulting in significant near-term cash flow growth, the ability to better service Teekay Offshore’s customers and take advantage of future growth opportunities, and the ability to separate Teekay Offshore’s shuttle tanker business into a wholly-owned subsidiary, with the subsidiary’s indebtedness having no recourse to us, Teekay Offshore, or Teekay Offshore’s subsidiaries, other than the newly-created shuttle tanker subsidiary and its subsidiaries. The success of the investment and related transactions will depend, in part, on our and Teekay Offshore’s ability to realize such anticipated benefits from the investments. The anticipated benefits of the investment and related transactions may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or operating results of Teekay Offshore or us following the closing.

In connection with the investment transactions contemplated by Brookfield’s strategic partnership with us and Teekay Offshore, we will enter into a transition services agreement with Teekay Offshore and its general partner to provide for the transfer, following the closing of the transactions, from us to Teekay Offshore’s subsidiaries, of (a) the employment of Ingvild Sæther (President and Chief Executive Officer of Teekay Offshore Group Ltd.) and David Wong (Chief Financial Officer of Teekay Offshore Group Ltd.) and certain other persons who devote all, or substantially all of their professional time providing services to Teekay Offshore and its subsidiaries pursuant to existing services agreements and (b) our subsidiaries (or the assets of such subsidiaries) that are devoted exclusively or nearly exclusively to providing services to Teekay Offshore and its subsidiaries pursuant to an existing services agreement. The transfer of certain subsidiaries to Teekay Offshore, as the new vessel manager, may require the receipt of documents of compliance. We will use our reasonable best efforts to obtain any required documents of compliance as soon as practicable following the closing of the investment transactions; however, there is no assurance when or if any necessary documents of compliance will be received.

Although the personnel and assets to be transferred are currently devoted exclusively or nearly exclusively to Teekay Offshore and its subsidiaries, it is possible that the transfer process could result in the loss of key employees, the disruption of the ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our and Teekay Offshore’s ability to achieve the anticipated benefits of the investment transactions. The transfer of personnel and assets, including subsidiaries, may divert management attention and resources, may take longer than anticipated and may have unanticipated adverse results relating to our existing business.

Teekay Tankers may fail to realize the anticipated benefits of the merger, which may negatively affect the market price of Teekay Tankers Class A Common Stock.

Teekay Tankers anticipates that its merger with TIL will be accretive to its total and per share results. This expectation is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay the accretion that is expected or could result in dilution, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize all of the benefits anticipated in the merger. Any dilution of, or decrease or delay of any accretion to, Teekay Tankers’ total and per share results could cause a decline in the price of Teekay Tankers’ Class A Common Stock, of which we hold approximately 19 million shares.

We will experience significant dilution of our ownership interest in Teekay Offshore and reduced control over the management of Teekay Offshore as a result of the issuance of Teekay Offshore common units and warrants to Brookfield and the sale of part of our interest in Teekay Offshore’s general partner to Brookfield.

Completion of the investment and related transactions contemplated by Brookfield’s strategic partnership with us and Teekay Offshore would result in Teekay Offshore issuing to Brookfield and us approximately 244 million and 12 million common units, respectively, plus warrants to purchase approximately 62.4 million and 3.1 million common units, respectively, which would dilute the percentage of Teekay Offshore’s common units outstanding held by us from approximately 29% to approximately 14%. Additionally, Brookfield would acquire from us a 49% interest in Teekay Offshore's general partner and an option to purchase an additional 2% interest in Teekay Offshore's general partner. If Brookfield exercises its option to purchase from us the additional 2% interest in Teekay Offshore’s general partner, we will no longer have the right to elect a majority of the general partner’s board of directors. In addition, Brookfield will (a) have the right to appoint four of nine directors of the general partner and reasonably approve three of the remaining nine directors prior to any exercise of the 2% option and (b) be required to approve certain actions by the general partner or Teekay Offshore prior to any exercise of the 2% option.

Teekay Offshore’s distributions on its common units may continue to be lower than distributions made by it prior to the Brookfield transaction.

To reinvest cash in the business and further strengthen Teekay Offshore’s balance sheet, the general partner of Teekay Offshore approved a plan to reduce quarterly cash distributions to $0.01 per common unit, down from $0.11 per common unit, commencing with the distribution for the quarter ended June 30, 2017. Pursuant to the terms of the Brookfield investment agreement and the amended and restated general partner LLC agreement to be entered into upon closing of the Brookfield Transaction, Teekay Offshore’s general partner and we have agreed not to declare or pay (or cause the general partner to declare or to pay) any quarterly distribution on the Teekay Offshore common units in an amount over $0.01 per unit without the prior consent of Brookfield. There is no guarantee that quarterly cash distributions payable to common unit holders of Teekay Offshore will return to historical levels.

The announcement and pendency of the investment transactions contemplated by Brookfield’s strategic partnership with us and Teekay Offshore could adversely affect our business, results of operations and financial condition.

The announcement and pendency of the investment and other transactions contemplated by Brookfield’s strategic partnership with us and Teekay Offshore could cause disruptions in and create uncertainty surrounding our and Teekay Offshore’s business, including affecting our and Teekay Offshore’s relationships with existing and future customers, suppliers, lenders and employees, which could have an adverse effect on our or Teekay Offshore’s business, results of operations and financial condition, regardless of whether the investment and other transactions are completed. In addition, we have expended, and continues to expend, significant management resources in an effort to complete the investment transactions, which are being diverted from their day-to-day operations.

If our and Brookfield’s investments are not completed, the trading price of shares of our common shares and Teekay Offshore's common units may fall to the extent that the current prices of our shares of common shares and Teekay Offshore's common units reflect a market assumption that the transactions will be completed. In addition, the failure to complete the investment transactions may result in negative publicity or a negative impression of us and Teekay Offshore and may affect our and Teekay Offshore’s relationships with lenders, employees, customers, suppliers and other partners in the shipping community.

Teekay Offshore will be subject to certain restrictions before and after the closing of the Brookfield Transaction.

The terms of the Brookfield investment agreement and the amended and restated general partner LLC agreement to be entered into upon closing of the Brookfield transaction restricts us and Teekay Offshore’s general partner from, with respect to Teekay Offshore, making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, commencing or settling litigation or disputes, repurchasing or issuing securities outside of existing equity award programs, and taking other specified actions without Brookfield consent, prior to completion of the transaction and thereafter until Brookfield exercises its option to purchase an additional 2% interest in Teekay Offshore’s general partner and directors elected by Brookfield constitute a majority of the general partner’s board of directors.

These restrictions may prevent Teekay Offshore from pursuing attractive business opportunities that may arise prior to the completion of the Brookfield transaction and could have the effect of delaying or preventing other strategic transactions involving Teekay Offshore at any time while these restrictions remain in place. Adverse effects arising from the pendency of the transaction could be exacerbated by any delays in the consummation of the transaction or termination prior to completion.

We and Teekay Offshore will incur significant transaction costs in connection with the investment and other transactions contemplated by Brookfield’s strategic partnership with us and Teekay Offshore.

We and Teekay Offshore have incurred and expect to continue to incur a number of non-recurring costs associated with the investment and other transactions contemplated by Brookfield’s strategic partnership with us and Teekay Offshore. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, public company filing fees and other regulatory expenses, printing expenses and other related charges. In addition, Teekay Offshore has agreed to reimburse Brookfield for costs and expenses, not to exceed $3 million, incurred in connection with the transaction. Many of these costs, including the Brookfield expense reimbursement, are payable by us regardless of whether the transactions are completed.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
The Company’s 2017 Annual Meeting of Shareholders was held on June 15, 2017. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2019	Votes For	Votes Against or Withheld	Shares which Abstained	Broker Non-Votes
Thomas Kuo-Yuen Hsu	50,287,906	8,867,304	N/A	N/A
Axel Karlshoej	50,449,564	8,705,646	N/A	N/A
Bjorn Moller	50,033,612	9,121,598	N/A	N/A

The terms of Directors Alan Semple, C. Sean Day, Peter S. Janson, Eileen A. Mercier, Tore I. Sandvold and Bill Utt continued after the meeting.

Item 6 – Exhibits
The following exhibits are filed as part of this Report:

4.1	Form of Warrant Agreement to be entered into by and between Teekay Offshore Partners L.P. and each of Brookfield TK TOLP L.P. and Teekay Holdings Limited*

4.2	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. to be entered into by and between Teekay Holdings Limited and Brookfield TK TOGP L.P.*

4.3	Form of Registration Rights Agreement to be entered into by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.*

10.1	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited*

10.2	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P.*

10.3	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.*

* Previously filed as an exhibit to the Company’s Report on Form 6-K (File No.1-12874), furnished to the SEC on August 1, 2017, and hereby incorporated by reference to such Report.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED THE WITH SEC ON AUGUST 19, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 18, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)